SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER



RECD S.E.C.
JUL 25 2002
1086

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the quarterly period ended June 30, 2002 Commission File Number 1-8481



BCE Inc.
(Translation of Registrant's name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 397-7000
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ______________ Form 40-F ______X______

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ----------- No ____X____

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______.

BCE Inc.'s Management's Discussion and Analysis for the quarter ended June 30, 2002 and BCE Inc.'s unaudited interim consolidated financial statements for the quarter ended June 30, 2002, both contained it BCE Inc.'s 2002 Second Quarter Shareholder Report, and the document entitled "Reconciliation of earnings reported in accordance with Canadian generally accepted accounting principles ("GAAP") with United States GAAP" attached hereto as Appendix A, are incorporated by reference in the registration statements filed by BCE Inc. with the Securities and Exchange Commission under Form F-3 on June 15, 2000 (Registration No. 333-12130), under Form S-8 filed October 16, 2000 (Registration No. 333-12780), under Form S-8 filed November 1, 2000 (Registration No. 333-12802) and under Form S-8 filed November 1, 2000 (Registration No. 333-12804). No other portions of this Form 6-K are incorporated by reference in the above-mentioned registration statements. Notwithstanding any reference to BCE Inc.'s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE Inc.'s Web site or any other site on the World Wide Web referred to in BCE Inc.'s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

MANAGEMENT'S DISCUSSION AND ANALYSIS — BCE INC.

This management's discussion and analysis of financial condition and results of operations (MD&A) for the second quarter of the year 2002 focuses on the consolidated results of operations and financial situation of BCE Inc., its subsidiaries, joint ventures and its investments in significantly influenced companies (collectively BCE), and should be read in conjunction with the unaudited consolidated financial statements as at June 30, 2002 and for the periods ended June 30, 2002 and 2001. Certain sections of this MD&A contain forward-looking statements with respect to BCE. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations are discussed on pages 15 to 23 under ''Forward-Looking Statements''. BCE disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information or otherwise.

Effective April 24, 2002, BCE centers its activities around three core operating segments, based on products and services, reflecting the way that management classifies its operations for purposes of planning and performance management. The three core operating segments are the Bell Canada segment, Bell Globemedia, and BCE Emergis. All non-core businesses are combined, for management purposes, in the BCE Ventures segment.

Recent Developments

BCE Acquisition of SBC's 20% interest in BCH

On June 28, 2002, BCE, Bell Canada Holdings Inc. (BCH) and entities controlled by SBC Communications Inc. (SBC) entered into agreements that will lead to the repurchase by BCE of SBC's 20% indirect interest in BCH, the holding company of Bell Canada, for approximately $6.3 billion.

Pursuant to these agreements, on June 28, 2002, BCH purchased for cancellation a portion of its outstanding shares from SBC for a purchase price of $1.3 billion, resulting in an increase in BCE's ownership in BCH to 83.5% and issued to SBC an interim note representing the purchase price. On July 15, 2002, BCE repaid the interim note by borrowing approximately $1.1 billion under a $3.3 billion two-year non-revolving credit agreement that was recently negotiated with a syndicate of banks, and issuing approximately nine million BCE common shares, by way of a private placement to SBC, for $250 million (approximately $27.63 per BCE common share).

Pursuant to the terms of these agreements, BCE has the option (BCE option) to repurchase and SBC has the option (SBC option) to sell the remaining 16.5% interest in BCH, in each case at an aggregate price of approximately $5 billion. The BCE option can only be exercised between October 15, 2002 and November 15, 2002, whereas the SBC option can only be exercised between January 3, 2003 and February 3, 2003. BCE will exercise the BCE option within the prescribed period, and the transaction is expected to close on or before January 3, 2003, at BCE's discretion.

BCE intends to secure permanent financing for the remaining $5 billion repurchase price and the $1.1 billion drawn under the $3.3 billion non-revolving credit agreement, which would include:

- a second private placement to SBC of up to $250 million;
- a public common equity issue in the range of $1 billion to $1.5 billion;
- public long-term debt issues in the range of $2 billion to $2.5 billion;
- $1 billion to $2 billion accessed from Bell Canada, representing partial proceeds from the previously planned sale or securitization of Bell Canada's print directories business, with a substantial amount of the proceeds remaining at Bell Canada; and
- $1 billion to $1.5 billion from internally generated sources.

In the event BCE does not secure financing for all of the remaining $5 billion repurchase price on or before January 3, 2003, BCE's current intention is to first draw down on the balance of $2.2 billion remaining on the two-year non-revolving credit agreement.

Although BCE does not currently intend to do so, should amounts drawn under the aforementioned credit agreement together with the permanent financing secured as set forth above be insufficient, BCE has the ability to borrow up to a total of approximately $3.2 billion from SBC through the issuance of promissory notes, for a period of up to eighteen months after the date of issuance.

As part of the agreements, BCE will also purchase, at face value, on or before December 31, 2004, $314 million of BCH Convertible Series B Preferred Securities previously purchased by SBC.

In connection with the arrangements described above, on June 28, 2002, BCH granted to SBC an option (BCH option) to purchase 20% of the then outstanding common Shares of BCH at an exercise price of approximately $39.48 per share, representing an approximate 25% premium to the June 28, 2002 negotiated repurchase price of the BCH Shares on a per share basis, exercisable no later than April 24, 2003.

Write-down of Bell Canada's accounts receivable

Coincident with the development of a new billing platform, Bell Canada has adopted a new and more precise methodology to analyze the amount of receivables by customer as well as by service line and which permits a more accurate determination of the validity of customer balances to Bell Canada. This analysis indicated that as at June 30, 2002, a write-down of accounts receivable amounting to $272 million (BCE's share is $142 million on an after tax basis) is appropriate. As these amounts arose from legacy billing systems and processes, Bell Canada has carried out a detailed review of billings and adjustments for the period from 1997 to 2002. This review determined that these amounts arose as the cumulative result of a series of individually immaterial events and transactions pertaining to its legacy accounts receivable systems dating back to the early 1990's. Bell Canada has reflected a write-down in other charges in the period ended June 30, 2002.

Significant developments relating to Teleglobe Inc. (Teleglobe)

On April 24, 2002, BCE announced that it would cease further long-term funding to Teleglobe. BCE's decision was based on a number of factors, including a revised business plan and outlook of the principal operating segment of Teleglobe with associated funding requirements, a revised assessment of its prospects, and a comprehensive analysis of the state of its industry. In light of that decision, Teleglobe announced that it would pursue a range of financial restructuring alternatives, potential partnerships and business combinations. Also on April 24, 2002, all BCE-affiliated board members of Teleglobe tendered their resignation from the Teleglobe board. The effective result of these events was the exit by BCE of the Teleglobe business and the eventual material reduction in BCE's approximate 96% economic and voting interest in Teleglobe as a result of the ongoing restructuring of Teleglobe. Accordingly, effective April 24, 2002, BCE reclassified the financial results of Teleglobe as a discontinued operation. BCE's management completed its assessment of the net realizable value of BCE's interest in the net assets of Teleglobe and determined it to be nil, resulting in a loss from discontinued operations of $73 million, which is in addition to the transitional impairment charge of $7,516 million to opening retained earnings as at January 1, 2002, as required by the transitional provisions of new CICA Handbook Section 3062 (refer to "Recent Pronouncements"). The tax benefit associated with the capital loss on this investment has not been recognized in the financial statements as it has not yet been crystallized for tax purposes.

On May 15, 2002, Teleglobe and certain of its subsidiaries filed for court protection under insolvency statutes in Canada and the United States. Operating under court protection and with the assistance of a Monitor, appointed in the Canadian insolvency proceedings, Teleglobe has sought and received court approval of its decision to discontinue its hosting and certain other businesses, to proceed with the orderly shut-down of its Globesystem network and to proceed with a process for the sale of its remaining core telecom business. Such sale process is being conducted by the Monitor under court supervision. On July 18, 2002, Teleglobe announced that it had received ten offers for the purchase of its core telecommunications business and that it intended to proceed with more detailed negotiations with a select number of parties until August 12, 2002 when final offers are to be made. BCE has agreed to provide Teleglobe with short-term funding up to a maximum of US$118.6 million as part of the restructuring process. There can be no assurance that Teleglobe will be able to repay the amounts advanced by BCE or that realization of any security will be sufficient to repay BCE. Certain other subsidiaries of Teleglobe also filed for court protection in other jurisdictions, including the United Kingdom. It is not presently known when the court-supervised process will be concluded. BCE does not expect to realize any material amount from its investment in Teleglobe.

Since (i) BCE's management does not expect any future economic benefits from its approximate 96% economic and voting interest in Teleglobe, (ii) BCE has not guaranteed any of Teleglobe's obligations, and (iii) BCE has ceased further long-term funding to Teleglobe, BCE deconsolidated Teleglobe's financial results effective May 15, 2002, and now accounts for the investment at cost. Therefore, all future financial results of Teleglobe will not affect BCE's future financial results. The following are amounts relating to BCE's interest in the net assets of Teleglobe on May 15, 2002:

current assets of $1.4 billion, non-current assets of $4.3 billion, current liabilities of $3.6 billion, and non-current liabilities of $2.1 billion.

Refer to ''Legal proceedings'' for a description of the lawsuit filed against BCE by a syndicate of lenders.

Significant developments relating to Bell Canada International (BCI)

On July 12, 2002 BCI shareholders and holders of BCI's 11% senior unsecured notes due September 2004 (the Noteholders) voted to approve a court-supervised plan of arrangement of BCI pursuant to section 192 of the Canada Business Corporations Act (the Plan of Arrangement). On July 17, 2002, BCI obtained court approval of the Plan of Arrangement, which includes the sale by BCI of its interest in Telecom Américas Ltd., through which BCI held the majority of its investments, to América Móvil S.A. de C.V. and, following the disposition of all assets of BCI and the determination of all claims against BCI, the liquidation of BCI and the final distribution to BCI's creditors and shareholders with the approval of the court and ultimately the dissolution of BCI. BCI expects to complete the sale of its interest in Telecom Américas Ltd. by the end of July 2002, and is currently proceeding, under court supervision, to implement the remaining elements of the Plan of Arrangement. As a result of these events, BCE deconsolidated BCI's financial results effective June 30, 2002, and now accounts for the investment at cost. Therefore, all future financial results of BCI will not affect BCE's future financial results. BCE recorded a charge of $191 million representing a write-down of its investment in BCI to its net realizable value, which was reported as a loss from discontinued operations.

CRTC's ''Second Price Cap Period'' Decision

On May 30, 2002, the Canadian Radio-television and Telecommunications Commission (CRTC) issued Decision 2002-34 ''Regulatory Framework For Second Price Cap Period'', making a number of changes to the rules which govern Canada's telecommunications industry. The main highlights of the decision include a reduction in the rates the incumbent telephone companies charge their competitors for certain services, a restriction on local service rate increases for business customers to the rate of inflation, and for the majority of residential customers, there is a commitment to provide for future rate reductions, rate rebates or initiatives that would benefit residential customers in other ways. The total amount available each year for such initiatives will be determined on the basis of a formula that depends on the rate of inflation and certain other factors.

BCE may apply at any time for approval of such initiatives; however, the CRTC has indicated its intention to dispose each year of any amounts that are outstanding, beginning no sooner than the middle of 2003. The effects of this decision will therefore be recognized in the financial statements in accordance with its accounting policies as the revenues are earned or the costs of service are incurred. It is anticipated that, in order to comply with the decision, various expenses and capital expenditures will be incurred. On June 13, 2002, BCE announced that the impact of the CRTC decision will result in a reduction of approximately $250 million in Bell Canada's EBITDA on an annualized basis, resulting in a cumulative financial impact of approximately $1 billion for the four-year period covered by the decision (2002 to 2006).

Results of Operations

	For the period ended June 30					
	Three months			Six months		
	2002	2001	Change	2002	2001	Change
OPERATING REVENUES						
Bell Canada	4,368	4,248	120	8,643	8,355	288
Bell Globemedia	326	297	29	638	603	35
BCE Emergis	142	159	(17)	274	302	(28)
BCE Ventures	261	261	—	524	495	29
Corporate and other (including inter-segment eliminations)	(157)	(198)	41	(305)	(346)	41
Total revenues	4,940	4,767	173	9,774	9,409	365

	For the period ended June 30					
	Three months			Six months		
	2002	2001	Change	2002	2001	Change
EBITDA[1]						
Bell Canada	1,850	1,719	131	3,610	3,354	256
Bell Globemedia	58	41	17	91	71	20
BCE Emergis	11	31	(20)	(9)	57	(66)
BCE Ventures	73	72	1	150	129	21
Corporate and other (including inter-segment eliminations)	(47)	(39)	(8)	(85)	(73)	(12)
Total EBITDA	1,945	1,824	121	3,757	3,538	219
NET EARNINGS APPLICABLE TO COMMON SHARES						
Bell Canada	359	330	29	680	492	188
Bell Globemedia	11	(40)	51	12	(73)	85
BCE Emergis	(62)	(75)	13	(77)	(166)	89
BCE Ventures	59	24	35	83	92	(9)
Corporate and other (including inter-segment eliminations)	(47)	36	(83)	(19)	2,979	(2,998)
Total net earnings — continuing operations	320	275	45	679	3,324	(2,645)
Discontinued operations	(295)	(253)	(42)	(340)	(2,397)	2,057
Total net earnings	25	22	3	339	927	(588)
Dividends on preferred shares	(14)	(16)	2	(27)	(34)	7
Net earnings applicable to common shares	11	6	5	312	893	(581)
Earnings Per Share (EPS)						
Earnings from continuing operations	0.38	0.32	0.06	0.81	4.07	(3.26)
Net earnings	0.01	0.01	—	0.39	1.11	(0.72)

(1) EBITDA is defined as operating revenues less operating expenses and therefore reflects earnings before interest, taxes, depreciation and amortization, as well as any non-recurring items. BCE uses EBITDA, amongst other measures, to assess the operating performance of its on-going businesses. The term ''EBITDA'' does not have a standardized meaning prescribed by Canadian generally accepted accounting principles (Canadian GAAP) and therefore may not be comparable to similarly titled measures presented by other publicly traded companies. EBITDA should not be construed as the equivalent of net cash flows from operating activities.

OVERVIEW

In the second quarter of 2002, BCE reported growth in its revenues, EBITDA and net earnings, when compared to the second quarter of 2001.

BCE's operating revenues amounted to $4,940 million in the second quarter of 2002, an increase of 4% over the same period last year, which was mainly due to improved results from the Bell Canada segment, as a result of growth from BCE's wireless, data and DTH (Direct-to-Home) satellite entertainment services. Cellular and PCS subscribers grew 20% to reach 3,645,000. High-speed Internet (DSL) subscribers grew 72% to reach 909,000. Bell ExpressVu subscribers grew 39% to reach 1,176,000.

BCE's EBITDA amounted to $1,945 million in the second quarter of 2002, an increase of 7% over the same period last year, primarily due to the growth in revenues combined with higher EBITDA margins resulting from productivity improvements and other cost savings primarily at Bell Canada and Bell Globemedia.

BCE's net earnings applicable to common shares amounted to $11 million in the second quarter of 2002, an increase of $5 million over the same period last year, which was mainly due to:

- a higher consolidated EBITDA; and
- lower amortization expense, due to the cessation of amortization of goodwill effective January 1, 2002, partially offset by an increase resulting from the significant capital expenditures incurred in 2001;

partially offset by:

- the recognition in the second quarter of 2002 of an after tax net loss from non-recurring items of $389 million compared to $253 million in the same period last year, as described in detail below.

The after tax net loss from non-recurring items in the second quarter of 2002 related to:

- a $191 million charge representing the write-down of BCE's investment in BCI to its net realizable value, which was reported as a loss from discontinued operations;
- a write down of Bell Canada's accounts receivable and other charges of $294 million (BCE's share is $153 million on an after tax basis) (refer to ''Recent Developments'');
- a $119 million restructuring charge at BCE Emergis (BCE's share is $63 million on an after tax basis), relating to the write-off of certain assets, employee severance and other employee costs, contract settlements and costs of leased properties no longer in use, which resulted primarily from the streamlining of its service offerings and reduction of its operating cost structure; and
- losses from discontinued operations of Teleglobe of $104 million, including a $73 million charge (which was not tax affected) representing the write-down of BCE's investment in Teleglobe to nil;

partially offset by:

- $122 million representing after tax net gains on investments, including the gain on sale by Bell Canada of a 36% interest in each of Télébec Limited Partnership and Northern Telephone Limited Partnership through the creation of the Bell Nordiq Income Fund, partially offset by the write-down of BCE's portfolio investments to their net realizable value, consisting primarily of BCE's remaining investment in Nortel Networks Corporation.

Non-recurring items in the second quarter of 2001 consisted primarily of operating losses of $253 million from discontinued operations of Teleglobe and BCI.

In the second quarter of 2002, an impairment of $8,180 million was charged to opening retained earnings as of January 1, 2002, as required by the transitional provisions of the new CICA Handbook Section 3062, relating to impaired goodwill of reporting units within Teleglobe ($7,516 million), Bell Globemedia ($545 million) and BCE Emergis ($119 million).

Also, in conjunction with the recent developments relating to BCE's investments in Teleglobe and BCI, BCE ceased to consolidate the financial results of these investments effective in the second quarter of 2002 and now accounts for these investments at cost, resulting in a reduction in total assets of approximately $10.4 billion and a reduction in total liabilities of approximately $10.4 billion.

BELL CANADA SEGMENT

	For the period ended June 30					
	Three months			Six months		
	2002	2001	Change	2002	2001	Change
Revenues						
Local and access	1,531	1,590	(59)	3,055	3,071	(16)
Long distance	645	645	—	1,293	1,341	(48)
Wireless	542	447	95	1,036	856	180
Data	947	878	69	1,870	1,688	182
DTH (Direct-to-home satellite service)	155	115	40	306	224	82
Terminal sales, directory advertising and other	548	573	(25)	1,083	1,175	(92)
Total revenues	4,368	4,248	120	8,643	8,355	288
EBITDA	1,850	1,719	131	3,610	3,354	256
Contribution to BCE's net earnings	359	330	29	680	492	188

Operating Revenues

Local and access

	At June 30		
	2002	2001	Change
Network access services (thousands of lines in service)	13,184	13,297	(113)
Local market share (Quebec and Ontario territory only)	94.4%	96.3%	(1.9%)

The decrease in local and access revenues was mainly due to lower carrier access tariff revenues and lower access voice revenues, partially offset by higher consumer terminal sales. The decrease in carrier access tariffs reflected a change by the CRTC to the definition of the subsidy required to local service in high cost serving areas. The change in definition resulted in a reduction in subsidy provided to telecommunications service providers providing service to high cost areas, and a corresponding reduction in subsidy collected from telecommunication service providers. The decrease in local and access voice revenues is primarily due to a reduction in the number of lines in service as a result of increased local competition and a decline in second lines, which are being replaced by wireless and DSL services.

Long distance

	For the period ended June 30 (except where otherwise noted)					
	Three months			*Six months*		
	2002	2001	Change	2002	2001	Change
Conversation minutes (millions)	4,725	4,498	227	9,374	8,996	378
Average long distance revenue per minute (cents)	12	13	(1)	12	13	(1)
Local market share (% based on revenues, at June 30) (Quebec and Ontario territory only)				62.9%	63.2%	(0.3%)

Long distance revenues were essentially flat, as the increase in long distance revenues, primarily as a result of an increase in conversation minutes, were partially offset by a reduction in long distance settlement revenues, mainly as a result of lower settlement rates across all streams (domestic, U.S. and overseas).

Wireless

	For the period ended June 30 (except where otherwise noted)					
	Three months			Six months		
	2002	2001	Change	2002	2001	Change
Cellular & PCS subscribers (thousands, at June 30)						
Prepaid				956	828	128
Postpaid				2,689	2,207	482
Total				3,645	3,035	610
Cellular & PCS net activations (thousands)						
Prepaid	(26)	53	(79)	(8)	111	(119)
Postpaid	117	98	19	193	154	39
Total	91	151	(60)	185	265	(80)
Cellular & PCS average revenue per subscriber ($/month)						
Prepaid	13	12	1	12	13	(1)
Postpaid	59	59	—	57	57	—
Total	46	46	—	45	45	—
Usage per subscriber (minutes/month)	205	190	15	196	176	20
Postpaid churn (average per month)	1.4%	1.4%	0%	1.4%	1.4%	0%

The growth in wireless revenues was primarily driven by a 20% increase in the cellular and PCS subscriber base and an increase in minutes of usage per subscriber. The results reflect the continued focus on postpaid activations, which accounted for 129% of total net activations in the second quarter of 2002.

Data

	For the period ended June 30 (except where otherwise noted)					
	Three months			Six months		
	2002	2001	Change	2002	2001	Change
Data revenues						
Legacy	460	540	(80)	942	1,074	(132)
Non-legacy	487	338	149	928	614	314
Total	947	878	69	1,870	1,688	182
Equivalent access lines (thousands, at June 30)						
Digital Equivalent access lines[(a)]				3,833	3,599	234
Broadband equivalent access lines[(b)]				10,176	6,359	3,817
Total				14,009	9,958	4,051
Internet subscribers (thousands, at June 30)						
DSL High-speed				909	529	380
Dial-up				1,031	968	63
Total				1,940	1,497	443

(a) Digital equivalent access lines are derived by converting lower capacity data lines (DS-3 and lower) to the equivalent number of voice grade access lines.

(b) Broadband equivalent access lines are derived by converting higher capacity data lines (higher than DS-3) to the equivalent number of voice grade access lines.

The increase in data revenues was primarily driven by the growth in the sales of IP/Broadband and Internet services, partially offset by a decline in the competitive network. Contributing to the increase in Internet related revenue was the growth in Internet subscribers, in part due to increased competitive offers. Bell Canada's consumer high-speed market share in Ontario and Quebec grew to approximately 42% at June 30, 2002 compared to approximately 39% at June 30, 2001.

DTH

	For the period ended June 30 (except where otherwise noted)					
	Three Months			Six Months		
	2002	2001	Change	2002	2001	Change
DTH subscribers (thousands, at June 30)				1,176	847	329
DTH net activations (thousands)	31	51	(20)	107	125	(18)
Average revenue per subscriber ($)	44	46	(2)	44	46	(2)
Churn rate (per quarter)	3.1%	2.6%	0.5%	5.5%	5.0%	0.5%

The growth in DTH revenues was primarily driven by a significant growth in the subscriber base. The net activations decrease in 2002 reflects the impacts of normal seasonality, premium pricing compared to competition, higher priced offers than the previous year and a softer market. The decrease in average revenue per subscriber was mainly due to a higher penetration in lower priced programming and lower pay-per-view activity.

EBITDA

The growth in EBITDA was mainly due to higher operating revenues (as explained above) as well as higher EBITDA margins resulting from savings from Bell Canada's productivity improvements of approximately $218 million in the second quarter ($351 million on a year-to-date basis). Productivity savings are mainly due to current year projects relating to load management, better sourcing contracts and workforce management (call centers), as well as benefits from the 2001 initiatives.

Contribution to BCE's net earnings

The increase in the contribution to BCE's net earnings was mainly due to:

- a $170 million after tax gain relating to the sale of a minority interest in Télébec and Northern Telephone through the creation of Bell Nordiq Income Fund: and
- a higher EBITDA contribution:

partially offset by:

- the write down of Bell Canada's accounts receivable and other charges of $294 million (BCE's share is $153 million on an after tax basis) (refer to ''Recent Developments'');

Amortization expense remained relatively flat, as the decrease from the cessation of amortization of goodwill and other intangible assets, effective January 1, 2002, was offset by an increase resulting from the capital expenditures incurred since the first quarter of 2001.

Interest expense remained relatively flat as well, as average debt levels in the second quarter of 2002 approximated those in the same period last year.

BELL GLOBEMEDIA

	For the period ended June 30 (except where otherwise noted)					
	Three months			Six months		
	2002	2001	Change	2002	2001	Change
Revenues						
Advertising	230	213	17	449	434	15
Subscriber	70	63	7	143	128	15
Production and sundry	26	21	5	46	41	5
Total revenues	326	297	29	638	603	35
EBITDA	58	41	17	91	71	20
Contribution to BCE's net earnings	11	(40)	51	12	(73)	85

Bell Globemedia's revenues and EBITDA increased 10% and 41% respectively in the second quarter of 2002 when compared to the same period of 2001. Advertising revenues were positively impacted by the acquisitions of CFCF-TV, CKY-TV and ROB TV made in the latter part of 2001 as well as organic growth. Revenues were also positively impacted by growth in subscriber revenues due to an increase in subscriptions to specialty channels driven by increased DTH penetration and the launch of five new digital channels last September and improved circulation revenues in print driven by rate increases. The increase in EBITDA was primarily the result of higher revenues combined with continued cost savings.

Bell Globemedia's contribution to BCE's net earnings improved significantly, mainly attributable to the cessation of amortization of goodwill and other intangible assets, effective January 1, 2002, as well as a higher EBITDA.

BCE EMERGIS

	For the period ended June 30					
	Three months			Six months		
	2002	2001	Change	2002	2001	Change
Revenues						
eHealth Solutions Group	77	77	—	144	147	(3)
BCE Emergis — Canada	60	72	(12)	120	138	(18)
BCE Emergis — U.S.A.	5	10	(5)	10	17	(7)
Total revenues	142	159	(17)	274	302	(28)
EBITDA	11	31	(20)	(9)	57	(66)
Contribution to BCE's net earnings	(62)	(75)	13	(77)	(166)	89
% of revenues generated in the United States	40%	44%	(4)%	40%	42%	(2)%

BCE Emergis' revenue is derived from recurring and non-recurring sources. Recurring revenue, which is mostly of a transactional nature, accounted for $128 million (or 90%) of total revenue in the second quarter of 2002, compared to approximately $126 million (or 80%) for the same period in 2001. Non-recurring revenue is generated from professional services and initial software license sales. The decrease in revenue was mainly attributable to a drop in non-recurring revenues due to an uncertain business environment, merger activities and the difficulty of signing large projects.

BCE Emergis generated approximately $38 million of revenues from BCE affiliates in the second quarter of 2002 ($41 million for the same period in 2001), representing approximately 27% of its total revenues (26% for the same period in 2001). In the second quarter of 2002, 90% of the revenues generated from BCE affiliates were of a recurring nature, compared to 80% for the same period in 2001.

The decrease in EBITDA was primarily attributable to the decrease in revenues.

The improvement in BCE Emergis' contribution to BCE's net earnings was primarily due to:

- a decrease in the amortization expense, due to the cessation of amortization of goodwill effective January 1, 2002, partially offset by an increase resulting from continued investments in capital assets; and
- a lower interest expense, primarily due to lower debt levels; partially offset by:
- a $119 million restructuring and other charge (BCE's share is $63 million on an after tax basis) relating to the write-off of certain assets, employee severance and other employee costs, contract settlements and costs of leased properties no longer in use, which resulted primarily from the streamlining of its service offerings and reduction of its operating cost structure; and
- a lower EBITDA contribution.

BCE VENTURES

	For the period ended June 30					
	Three months			Six months		
	2002	2001	Change	2002	2001	Change
Revenues	261	261	—	524	495	29
EBITDA	73	72	1	150	129	21
Contribution to BCE's net earnings	59	24	35	83	92	(9)

BCE Ventures' revenues and EBITDA remained essentially flat as higher contributions from CGI Group Inc. (CGI) and Telesat Canada (Telesat) were offset by lower contributions from the other BCE Ventures businesses. Proportionate revenues from CGI increased mainly due to CGI's acquisitions and new outsourcing contracts, partially offset by a decrease in BCE's ownership interest level compared to last year. The higher contribution from Telesat is mainly the result of higher broadcast revenues and lower operating expenses.

The increase in contribution to BCE's net earnings from BCE Ventures was mainly due to the inclusion of a gain resulting from the reorganization of BCE's investment in TMI Communications and Company Limited Partnership.

DISCONTINUED OPERATIONS

	For the period ended June 30					
	Three months			Six months		
	2002	2001	Change	2002	2001	Change
Teleglobe	(104)	(172)	68	(149)	(2,431)	2,282
BCI	(191)	(81)	(110)	(191)	34	(225)
Total loss from discontinued operations	(295)	(253)	(42)	(340)	(2,397)	2,057

Teleglobe

Teleglobe principally provides a range of international and domestic communication services. Until the second quarter of 2002, Teleglobe also provided, through its investment in Excel Communications group (Excel), retail telecommunications services such as long distance, paging and Internet services to residential and business customers in North America and the U.K.

Refer to "Recent Developments" for a description of the significant developments relating to Teleglobe The results of operations of Teleglobe also include an impairment charge of $2,049 million recorded in the first quarter of 2001 after completion of an assessment of the carrying value of Teleglobe's investment in Excel.

BCI

BCI develops and operates advanced communications companies in markets outside Canada, with a focus on Latin America. Effective January 1, 2002, BCE adopted a formal plan of disposal of its operations in BCI. Consequently, the results of BCI have been reported as discontinued operations. Refer to "Recent Developments" for a description of the significant developments relating to BCI.

Liquidity and Capital Resources

	For the period ended June 30					
	Three months			Six months		
	2002	2001	Change	2002	2001	Change
Cash flows from operating activities	1,296	1,138	158	1,854	1,727	127
Cash flows from investing activities	(622)	(1,260)	638	(1,459)	1,608	(3,067)
Capital expenditures	(932)	(1,003)	71	(1,793)	(2,769)	976
Investments	(14)	(55)	41	(108)	(130)	22
Divestitures	307	57	250	455	4,594	(4,139)
Other	17	(259)	276	(13)	(87)	74
Cash flows from financing activities	(47)	(120)	73	962	(1,490)	2,452
Net change in long-term debt, notes payable and bank advances	155	(296)	451	1,278	(1,741)	3,019
Issuance and purchase of common and preferred shares	7	9	(2)	213	(135)	348
Dividends paid on common and preferred shares	(253)	(258)	5	(503)	(518)	15
Dividends paid by subsidiaries to non-controlling interest	(116)	(74)	(42)	(187)	(151)	(36)
Financing activities of subsidiaries with non-controlling interest	150	465	(315)	157	1,021	(864)
Other	10	34	(24)	4	34	(30)
Cash flows used in discontinued operations	(529)	(863)	334	(936)	(312)	(624)
Net increase (decrease) in cash and cash equivalents	98	(1,105)	1,203	421	1,533	(1,112)

GENERAL

As described under the heading "Recent Developments", on June 28, 2002, BCE, BCH and SBC reached a negotiated agreement that will lead to the repurchase by BCE of SBC's 20% indirect interest in BCH, for approximately $6.3 billion. This transaction has a significant impact on the future liquidity of BCE.

BCE intends to secure permanent financing for the remaining $5 billion repurchase price and the $1.1 billion drawn under the $3.3 billion non-revolving credit agreement, which would include:

- a second private placement to SBC of up to $250 million;
- a public common equity issue in the range of $1 billion to $1.5 billion;
- public long-term debt issues in the range of $2 billion to $2.5 billion;
- $1 billion to $2 billion accessed from Bell Canada, representing partial proceeds from the previously planned sale or securitization of Bell Canada's print directories business, with a substantial amount of the proceeds remaining at Bell Canada; and
- $1 billion to $1.5 billion from internally generated sources.

OVERVIEW BY OPERATING GROUP

In the second quarter of 2002, at the corporate level, BCE generated cash from dividends of approximately $330 million received from its subsidiaries (primarily Bell Canada), which was used to pay dividends of approximately $250 million to BCE's shareholders as well as for corporate overhead expenses. During the first six months of 2002,

BCE generated cash from dividends of approximately $630 received from its subsidiaries (primarily Bell Canada), proceeds of $213 million from the net issuance of preferred shares and approximately $130 million from the sale of investments, which in addition to opening liquidity of approximately $250 million, were available to be used to pay dividends of approximately $500 million to BCE's shareholders, inject approximately $98 million in Teleglobe, $392 million in BCI and $125 million in Bell ExpressVu, as well as for corporate overhead expenses.

In the second quarter of 2002, Bell Canada generated cash flows from operations of $1.4 billion, which were used to fund investing activities of $412 million (consisting primarily of capital expenditures of $711 million net of divestitures of $306 million) and financing activities of $333 million (including the payment of dividends amounting to $615 million). In the second quarter of 2001, Bell Canada generated $981 million in cash from its operations which were used to fund investing activities of $911 million (consisting primarily of capital expenditures of $836 million). During the first six months of 2002, Bell Canada generated $2.2 billion in cash from its operations which were used to fund investing activities of $1.1 billion (consisting primarily of capital expenditures of $1,376 million net of divestitures of $306 million) and financing activities of $322 million (including the payment of dividends amounting to $921 million).

Bell Globemedia did not generate or use any significant cash from operating, investing or financing activities in the second quarter of 2002 and 2001. During the first six months of 2002, Bell Globemedia drew approximately $86 million from its credit facilities, which were used to fund investing activities of $82 million (primarily investments).

BCE Emergis did not generate or use any significant cash from operating, investing or financing activities in the second quarter or during the first six months of 2002 and 2001.

OPERATING ACTIVITIES

The increase in BCE's consolidated cash flows from operating activities during the second quarter of 2002 and during the first six months of 2002 was mainly attributable to lower non-cash working capital requirements and higher cash earnings from continuing operations (refer to discussion under ''Results by Operating Group'').

INVESTING ACTIVITIES

Capital Expenditures

Capital expenditures of $932 million and $1 billion were incurred in the second quarter of 2002 and 2001, respectively, related mainly to growth initiatives within Bell Canada, including IP/Broadband, increased digitalisation of the wireless network, national expansion and continued deployment of the high-speed access infrastructure.

Investments

There were no significant investments in the second quarter of 2002 or 2001. During the first six months of 2002, investments of $108 million included Bell Globemedia's contribution of $73 million in cash for a 40% interest in a newly created company that holds a 99% interest in the TQS network as well as other television stations, and Bell Globemedia's purchase of the remaining 5% of the Comedy Network.

Divestitures

In the second quarter of 2002, divestitures of $307 million resulted mainly from the sale of a 36% interest in Télébec Limited Partnership and Northern Telephone Limited Partnership to the Bell Nordiq Income Fund by Bell Canada. There were no significant divestitures in the second quarter of 2001.

Additionally, during the first six months of 2002, divestitures of $455 million included BCE's sale of its interest in the 1000 de la Gauchetière West building as well as Bell Globemedia's sale of its 12% interest in the History channel. Divestitures in the first six months of 2001 included BCE's sale of 47.9 million Nortel Networks common shares and the settlement of short-term forward contracts on those shares for $4.4 billion.

FINANCING ACTIVITIES

Net Change in Long-term Debt, Notes Payable and Bank Advances

The net increase in long-term debt, notes payable and bank advances of $155 million in the second quarter of 2002 can be explained mainly by:

- a $500 million increase of notes payable and bank advances at Bell Canada;

partially offset by:

- the repayment by Bell Canada of $150 million of debentures; and
- the repayment by Aliant Inc. (Aliant) of $191 million in long-term debt.

Additionally, the first six months of 2002 included:

- the issuance by Bell Canada of $900 million in debentures, a portion of the proceeds were used to repay short-term debt of approximately $355 million;
- the drawing by Bell Globemedia of $247 million from its credit term agreements to fund investments and repay a loan payable to BCE; and
- a net increase in BCE's corporate indebtedness of $140 million to fund in part its activities.

The net decrease in long-term debt, notes payable and bank advances of $296 million in the second quarter of 2001 can be mainly explained by:

- the repayment by Bell Canada of $303 million in debentures; and
- the repayment by Telesat of $103 million under a line of credit;

partially offset by:

- the issuance by Bell Canada of $200 million in MTN debentures; and
- the issuance by Aliant of $150 million in MTN debentures.

Additionally, the first six months of 2001 included:

- the repayment by BCE of $2.2 billion of its short-term debt from the proceeds generated from the sale of Nortel Networks shares and the settlement of short-term forward contracts relating to such shares; and
- the reduction of $260 million of Bell Globemedia's credit term agreements from the proceeds of the issuance of common shares upon its creation;

partially offset by:

- the issuance by Bell Canada of $900 million in debentures, the proceeds of which were mainly used to repay short-term debt.

Issuance and Purchase of Common Shares and Preferred Shares

In the first six months of 2002, BCE issued approximately 0.5 million common shares for $9 million under BCE's and Teleglobe's stock option plans (2.3 million shares for $55 million for the same period in 2001). In the first six months of 2001, BCE also purchased and cancelled approximately 4.5 million of its common shares under its Normal Course Issuer Bid for an aggregate price of $191 million.

Additionally, during the first six months of 2002, BCE issued 20 million Cumulative Redeemable First Preferred Shares, Series AA (Series AA Preferred Shares) for aggregate proceeds of $510 million. 8 million of the 20 million Series AA Preferred Shares were issued pursuant to a public bought deal offering whereas the balance of 12 million Series AA Preferred Shares were issued to the holders of BCE's 12 million First Preferred Shares, Series W (Series W Preferred Shares), as BCE elected to exercise its option to purchase all of the Series W Preferred Shares from such holders. Holders of the Series W Preferred Shares paid the subscription price of $306 million for the purchase of 12 million Series AA Preferred Shares from the proceeds paid to them by BCE to purchase for cancellation the Series W Preferred Shares. The net proceeds from the sale of the 8 million Series AA Preferred Shares have been used for general corporate purposes.

Financing Activities of Subsidiaries with Non-controlling Interest

Cash generated from financing activities of subsidiaries (issuance and repayment of equity securities) with non-controlling interest amounted to $150 million in the second quarter of 2002 and can be mainly attributed to the issuance of common shares by a subsidiary of Aliant for proceeds of $109 million.

Cash generated from financing activities of subsidiaries with non-controlling interest amounted to $675 million in the second quarter of 2001 and can be attributed to:

- the issuance by Bell Canada of $350 million in preferred shares; partially offset by the redemption of $200 million in preferred shares; and
- the issuance by Aliant of $175 million in preferred shares.

Additionally the first six months of 2001 included:

- the issuance by Bell Canada of $350 million in preferred shares, partially offset by the redemption of $135 million in preferred shares; and
- the issuance by Bell Globemedia, upon its creation, of $385 million in common shares.

Other

The commercial paper programs of BCE, Bell Canada and Aliant (excluding BCE's and Bell Canada's extendable Class E Notes) are supported by lines of credit, extended by several banks, totalling approximately $2 billion at June 30, 2002, under which a total of approximately $676 million in commercial paper was outstanding. In addition, Bell Canada had approximately $20 million of Class E Notes outstanding (nil at BCE). Under their commercial paper programs, BCE. and Bell Canada may issue Class E Notes that are not supported by any committed lines of credit but are extendable, at BCE's and Bell Canada's option, in certain circumstances. The maximum principal amount of Class E Notes outstanding at any one time may not exceed $360 million in the case of BCE and $400 million in the case of Bell Canada.

BCE CREDIT RATINGS

	S&P[1]	DBRS[2]	Moody's[3]
Commercial Paper	A-1 (low)	R-1 (low)	P-2
Extendable Commercial Notes	A-1 (low)	R-1 (low)	—
Long-term debt	A-	A (negative)	Baa-1 (negative)
Preferred shares	P-2	Pfd-2 (negative)	—

(1) Standard & Poor's (S&P) (a division of McGraw-Hill Companies Inc.) downgraded BCE's ratings on June 28, 2002.

(2) Dominion Bond Rating Service Limited (DBRS) confirmed BCE's ratings on June 28, 2002.

(3) Moody's Investors Service downgraded BCE's ratings on July 12, 2002.

Regulatory Decisions

On May 30, 2002, the Canadian Radio-television and Telecommunications Commission (CRTC) issued Decision 2002-34 "Regulatory Framework For Second Price Cap Period", making a number of changes to the rules which govern Canada's telecommunications industry. The main highlights of the decision include a reduction in the rates the incumbent telephone companies charge their competitors for certain services, a restriction on local service rate increases for business customers to the rate of inflation, and for the majority of residential customers, there is a commitment to provide for future rate reductions, rate rebates or initiatives that would benefit residential customers in other ways. The total amount available each year for such initiatives will be determined on the basis of a formula that depends on the rate of inflation and certain other factors. BCE may apply at any time for approval of such initiatives; however, the CRTC has indicated its intention to dispose each year of any amounts that are outstanding, beginning no sooner than the middle of 2003. The effects of this decision will therefore be recognized in the financial statements in accordance with its accounting policies as the revenues are earned or the costs of service are incurred. It is anticipated that, in order to comply with the decision, various expenses and capital expenditures will be incurred. On June 13, 2002, BCE announced that the impact of the CRTC decision will result in a reduction of approximately $250 million in Bell Canada's EBITDA on an annualized basis, resulting in a cumulative financial impact of approximately $1 billion for the four-year period covered by the decision (2002 to 2006).

Recent Pronouncements

The CICA recently issued new Handbook Sections 1581, Business Combinations, and 3062, Goodwill and Other Intangible Assets. Effective July 1, 2001, the standards require that all business combinations be accounted for using the purchase method. Additionally, effective January 1, 2002, goodwill and intangible assets with an indefinite life will no longer be amortized to earnings and will be assessed for impairment on an annual basis in accordance with the new standards, including a transitional impairment test whereby any resulting impairment is charged to opening retained earnings. As of June 30, 2002, BCE's management had allocated its existing goodwill and intangible assets with an indefinite life to its reporting units and completed the assessment of the quantitative impact of the transitional impairment test on its financial statements. In the second quarter of 2002, an impairment of $8,180 million was charged to opening retained earnings as of January 1, 2002, as required by the transitional provisions of the new CICA Handbook section 3062, relating to impaired goodwill of reporting units within Teleglobe ($7,516 million), Bell Globemedia ($545 million) and BCE Emergis ($119 million).

The CICA recently issued amendments to Handbook Section 1650, Foreign Currency Translation. Effective January 1, 2002, the standards require that all unrealized translation gains and losses on assets and liabilities denominated in foreign currencies be included in earnings for the year, including gains and losses on long-term monetary assets and liabilities, such as long-term debt, which were previously deferred and amortized on a straight-line basis over the remaining lives of the related items. BCE has adopted these amendments which were applied retroactively with restatement of prior periods.

The CICA also recently issued new Handbook Section 3870, Stock-based compensation and other stock-based payments. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services and applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. For BCE, this Section applies to all awards granted on or after January 1, 2002. BCE's management does not expect the adoption of the new standard to have an impact on its financial statements.

Legal Proceedings

Certain members of the Teleglobe lending syndicate (the Plaintiffs) which advanced US$1.25 billion to Teleglobe and one of its subsidiaries filed a lawsuit against BCE Inc. in the Ontario Superior Court of Justice on July 12, 2002. The Plaintiffs seek damages from BCE Inc. in the aggregate amount of US$1.19 billion (together with interest and costs), which they allege is equal to the amount they advanced to Teleglobe and its subsidiary through the lending syndicate. The Plaintiffs' claim is based on several allegations, including that the actions and representations of BCE Inc. and its management in effect constituted a legal commitment of BCE Inc. that the advances would be repaid. The Plaintiffs represent approximately 95.2% of the US$1.25 billion of advances. While the final outcome of any legal proceeding cannot be predicted with certainty, based upon information currently available BCE Inc. is of the view that it has strong defences and it intends to vigorously defend its position. Refer to ''Risk Factors — Risks Affecting BCE — Potential Adverse Impact of Teleglobe Creditors Litigation''.

On April 29, 2002, BCI announced that a lawsuit had been filed with the Ontario Superior Court of Justice by certain former holders of BCI's $250 million 6.75% convertible unsecured subordinated debentures (the Debentures) and that the plaintiffs were seeking the Court's approval to proceed by way of class action on behalf of all holders of the Debentures on December 3, 2001. The plaintiffs seek damages from BCI and its directors, BCE Inc. and BMO Nesbitt Burns Inc. up to an amount of $250 million plus punitive damages and other amounts totaling $35 million in connection with the settlement, on February 15, 2002, of the Debentures through the issuance of common shares, in accordance with BCI's recapitalization plan announced on December 3, 2001. While the final outcome of any legal proceeding cannot be predicted with certainty, BCE Inc. is of the view that it has strong defences and it intends to vigorously defend its position.

On February 5, 2001, Bell Globemedia Publishing Inc., a subsidiary of Bell Globemedia, was added as a defendant to a class action lawsuit in respect of copyright infringement. The claim is that The Globe and Mail newspaper and magazines (as well as Bell Globemedia Interactive) do not have the right to archive and publish certain freelanced and employee material from the newspaper or magazines in any format, other than print, because allegedly only print rights were originally obtained with respect to that material. The relief claimed includes damages of $100 million as well as injunctive relief. The Ontario Superior Court of Justice rendered a decision on October 3, 2001, rejecting the plaintiff's motion for partial summary judgment (including the rejection of a requested injunction at this stage) on certain proposed common issues. The Ontario Superior Court of Justice declared that The Globe and Mail was legally entitled to publish the newspaper on microfilm, microfiche and in the Internet edition, but reserved for trial the question of whether The Globe and Mail had, over the years, acquired implied rights from freelancers to archive and make available the freelancer's written contents of the newspaper on electronic databases and CD-ROMS. The plaintiffs have filed a notice of appeal of this decision, and the defendants have filed a notice of cross-appeal, all of which will be heard together at some undetermined time in the future.

Iridium LLC (''Iridium'') developed a global wireless system designed to enable customers to send and receive telephone calls virtually anywhere in the world. Iridium has initiated proceedings under the United States Chapter 11 Bankruptcy Code which are ongoing. Iridium Canada Inc. (''Iridium Canada''), a wholly-owned subsidiary of Bell Mobility, is a shareholder of Iridium. A group of banks and financial institutions led by the Chase Manhattan Bank are creditors in the bankruptcy proceedings and have asserted claims in connection with a U.S. $800 million syndicated loan to an Iridium subsidiary. In June 2000, the Chase Manhattan Bank, on behalf of itself and this group (the ''Plaintiffs''), instituted an action in the United States District Court, District of Delaware, against 16 shareholders of Iridium, including Iridium Canada, alleging failure to make capital contributions. The amount of the claim against Iridium Canada was U.S. $10 million and Iridium Canada has filed an Answer to the claim. The Plaintiffs have amended their action against a number of shareholders of Iridium, including Iridium Canada, alleging fraudulent and negligent misrepresentation and claiming that each are jointly and severally liable for U.S. $800 million. In January 2002, the Plaintiffs moved for summary judgment of liability against all defendants on their claim relating to failure to make capital contributions which includes the U.S. $10 million claim against Iridium Canada. On the same day, all defendants cross-moved for summary judgment against the Plaintiffs to have dismissed all of their claims. On April 23, 2002, the court granted the defendants' motion for summary judgment to dismiss the Plaintiffs' U.S. $800 million fraud and negligent misrepresentation claims. The Plaintiffs have filed an appeal of this decision. Also, on April 23, 2002, the court denied the defendants' motion for summary judgment to dismiss the Plaintiffs' capital contributions claim. The defendants have filed an appeal of this decision. The district judge who will decide the appeals has not given any indication of when his decision will be rendered.

In addition to the legal proceedings disclosed herein, BCE Inc. and its subsidiaries and associated companies are involved in various other claims and legal proceedings, the most significant of which are described in BCE's Annual Information Form for the year ended December 31, 2001 (Annual Information Form). While the final outcome of the legal proceedings disclosed herein and in the Annual Information Form and of any other pending claims or legal proceedings cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on BCE's consolidated financial position or results of operations except as set forth in ''Risk Factors — Risks Affecting BCE — Potential Adverse Impact of Teleglobe Creditors Litigation''. BCE intends to vigorously defend itself against all such claims and in all such proceedings.

Forward-Looking Statements

Certain statements contained in this MD&A constitute forward-looking statements. In addition, other written or oral statements which constitute forward-looking statements may be made from time to time by or on behalf of BCE. These forward-looking statements relate to the future financial condition, results of operations or business of BCE. These statements may be based on current expectations and estimates about the markets in which BCE operates and management's beliefs and assumptions regarding these markets. In some cases, forward-looking statements may be identified by words such as ''anticipate'', ''could'', ''expect'', ''seek'', ''may'', ''intend'', ''will'', and similar expressions. These statements are subject to important risks and uncertainties which are difficult to predict and assumptions which may prove to be inaccurate. The results or events predicted in the forward-looking statements contained in this MD&A and in such other written or oral statements which may subsequently be made may differ materially from actual results or events. Some of the factors which could cause results or events to differ materially from current expectations are discussed below under the heading ''Risk Factors'' and other cautionary factors are outlined elsewhere in this MD&A. In addition, other risk factors relating to forward-looking statements contained herein are outlined in this MD&A. Forward-looking statements contained in this MD&A represent BCE's expectations and intentions as of the date hereof. BCE disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. In particular, forward-looking statements do not reflect the potential impact of any divestitures, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be announced or completed after such statements are made.

Risks Affecting BCE

Dependence on Bell Canada

The Bell Canada segment is the largest segment of BCE Inc. The financial performance of BCE Inc. depends in large measure on the Bell Canada segment. For the year ended December 31, 2001, the Bell Canada segment accounted for 89% of the operating revenues, 95% of EBITDA and 147% of the net earnings applicable to common shares of BCE Inc. on a consolidated basis.

Economic and Market Conditions

BCE is affected by general economic conditions as demand for the services and products provided by BCE tends to decline when economic growth and retail and commercial activity decline. The recent slowdown in global economic activity has had an adverse impact on the demand for products and services and on the financial performance of BCE in the first half of 2002. Negative economic conditions have an adverse effect on demand by enterprise and consumer subscribers in the Bell Canada segment, discretionary spending on networks and other communications initiatives by enterprise customers of BCE and advertising spending by customers of Bell Globemedia. Weak economic conditions may also adversely affect the financial condition and credit risk of subscribers and customers which would, in turn, increase uncertainties regarding BCE's ability to collect receivables. Improvements in business and consumer spending generally lag improvements in the economy. A delay or weakness in economic expansion or a longer lag on improvement in consumer confidence and spending may have a material adverse effect on the operating results of BCE in the second half of 2002.

Capital Intensive Business and Turmoil in Capital Markets

BCE requires large amounts of capital to finance on-going capital expenditures to provide telecommunications services, to finance new product and service initiatives, and to refinance its outstanding indebtedness. In 2002, BCE expects to spend $3.7 billion on capital expenditures within the Bell Canada segment in addition to the repurchase of SBC's minority interest in Bell Canada and refinancing outstanding indebtedness that matures during the year. The level of capital expenditures depends on a number of factors, including the cost of network updates and expansion, the costs of maintaining or improving the quality of services and products and the cost of subscriber acquisition. BCE funds its capital needs from cash generated by operations, borrowings from commercial banks and debt and equity offerings in the capital markets. The ability of BCE to finance its operations and its cost of funding will depend on its ability to access the capital markets, the syndicated commercial loan market and on market conditions. As a consequence of several events, including the September 11, 2001 terrorist attacks on the United States, accounting scandals relating to major North American companies, bandwidth overcapacity in the telecommunications industry and loss of investor confidence in the capital markets generally and particularly in the telecommunications industry, the capital available to the telecommunications industry generally has been constrained. If BCE cannot raise adequate capital, BCE may need to curtail its ongoing capital expenditures, limit its investment in new businesses or seek to raise additional capital through asset sales or monetization transactions. Equity financing may lead to dilution of existing equity investors, while increased levels of debt financing may lead to higher debt service costs, reduction of credit ratings and reduced flexibility to take advantage of business opportunities.

Financing of the Acquisition of SBC's Minority Interest in Bell Canada

BCE has arranged for interim financing consisting of the $3.3 billion Bridge Facility, under which approximately $1.1 billion was drawn on July 15, 2002, and up to $3.192 billion which may be borrowed from SBC pursuant to the SBC Financing to finance BCE's repurchase of SBC's minority interest in Bell Canada. The Bridge Facility will mature in June 2004 and, if drawn upon, the SBC Financing will mature up to 18 months from the borrowing date. BCE currently intends to draw only temporarily on the Bridge Facility and not to borrow from SBC, except to the extent amounts drawn under the Bridge Facility together with permanent financing are insufficient to pay, on or before January 3, 2003, all or part of the $4.99 billion purchase price for the Remaining BCH Shares. BCE plans to permanently finance the $6.32 billion repurchase price through a combination of the issuance of BCE Inc. common shares to the public, private offerings of common shares to SBC, the issuance of BCE Inc. debt to the public, the use of a portion of the proceeds from the previously planned monetization of BCE's print directories business and internally generated funds. The permanent financing program depends on access to the public capital markets for equity and debt, the successful realization of value from the directories monetization and the generation of adequate internally generated funds. To the extent BCE is unsuccessful in securing any element of its permanent financing program, BCE will need to rely on the interim financing facilities which will increase BCE's debt load which in turn may lead to a decline in BCE's credit ratings and increased borrowing costs. In that event, BCE would have to refinance such borrowings by June 2004 and, if such borrowings were refinanced with the issuance of equity securities, existing equity investors would incur dilution.

Credit Ratings

BCE will increase its level of consolidated debt in connection with its repurchase of SBC's 20% indirect interest in Bell Canada. In addition, Bell Canada is continuing its plans to monetize, either by way of sale or securitization, its print directories business, followed by a distribution of a portion of the net proceeds to BCE Inc. The increased debt load or the withdrawal of assets for other than fair value from Bell Canada may lead the credit rating agencies to downgrade the credit rating of BCE Inc. or Bell Canada which would increase the funding costs of BCE and may preclude BCE from drawing funds under the Bridge Facility. On June 28, 2002, after BCE announced the acquisition of SBC's minority interest in Bell Canada, Dominion Bond Rating Services Inc. (DBRS) confirmed BCE Inc.'s long term debt rating at A with a negative trend and S&P downgraded BCE Inc.'s long term debt rating from A+ to A- with a stable outlook. On July 12, 2002, Moody's downgraded BCE Inc.'s long term debt from A3 to Baa1 with a negative outlook.

Monetization of Non Core Assets/Businesses

Bell Canada has for some time planned to monetize its print directories business, either by way of sale or securitization. BCE will use a portion of the proceeds to finance its repurchase of SBC's minority interest in Bell Canada. BCE may also sell or monetize other non-strategic businesses and assets. There can be no assurance that BCE will be able to conclude the directories or other monetization transactions at satisfactory pricing levels, if at all. If BCE is unable to sell or monetize these assets, BCE may need to find alternatives and potentially more expensive sources of capital and continue to operate businesses that are ancillary to its core businesses.

Teleglobe

Teleglobe and certain of its subsidiaries initiated bankruptcy proceedings seeking protection from its creditors in Canada, the United States, the United Kingdom and in certain other jurisdictions. At the time the bankruptcy proceedings were initiated, Teleglobe owed approximately US$5.1 billion to its unsecured creditors, including approximately US$1.3 billion to bank creditors and approximately US$1.2 billion to public debenture holders. An affiliate of BCE Inc. has provided Teleglobe with a borrowing facility of approximately US$93.6 million on a debtor-in-possession basis as well as a US$25 million facility to allow Teleglobe to meet its obligations under an Employee Severance and Retention Plan. There can be no assurance that Teleglobe will be able to repay the amounts advanced by BCE or that BCE may be able to realize fully or partially on its security. If Teleglobe is unable to repay the amounts borrowed, BCE Inc. may be required to write off all or a portion of the loan.

As part of Teleglobe's insolvency proceedings, a court-appointed Monitor is supervising the sale of Teleglobe's business. There can be no assurance that a buyer will purchase all or part of Teleglobe's business so that service can continue to be provided to the customers of BCE on an uninterrupted basis. The failure of the sale process may result in a decision to proceed with a shutdown of Teleglobe's business and a liquidation of its remaining assets. While BCE will make every effort to protect customers, there can be no assurance that the customers of BCE could not encounter temporary service disruptions or reduced quality of service should BCE encounter delays in migrating its customers to other carriers. Some customers of BCE who rely on Teleglobe for international private line connectivity have already requested to be migrated to other carriers. Arrangements with other carriers to ensure service continuity to these customers are currently being made.

BCE Inc.'s decision to cease long term funding to Teleglobe may affect the future willingness of creditors and other investors to provide funds to BCE Inc. or its subsidiaries and the terms on which future funds may be provided. For example, creditors and investors may seek pricing to reflect the possible withdrawal of BCE support, financial covenants imposed on the borrower or covenants to assure the financial support of BCE, as a condition of funding.

Potential Adverse Impact of Teleglobe Creditors Litigation

Certain members of the Teleglobe lending syndicate (the "Plaintiffs") which advanced US$1.25 billion to Teleglobe and one of its subsidiaries filed a lawsuit against BCE Inc. in the Ontario Superior Court of Justice on July 12, 2002. The Plaintiffs seek damages from BCE Inc. in the aggregate amount of US$1.19 billion (together with interest and costs), which they allege is equal to the amount they advanced to Teleglobe and its subsidiary through the lending syndicate. The Plaintiffs' claim is based on several allegations, including that the actions and representations of BCE Inc. and its management in effect constituted a legal commitment of BCE Inc. that the advances would be repaid.

The Plaintiffs represent approximately 95.2% of the US$1.25 billion of advances. While the final outcome of any legal proceeding cannot be predicted with certainty, based upon information currently available, BCE Inc. is of the view that it has strong defences and it intends to vigorously defend its position. There is no assurance other creditors of Teleglobe (including Teleglobe bondholders) may not also attempt to assert claims against BCE Inc. In the event that a final court determination awards significant damages in favour of the Plaintiffs in any such claims, the effect of such a determination could materially adversely affect the financial condition of BCE.

Productivity Initiatives

BCE has implemented, and plans to implement, additional cost containment initiatives. These initiatives include improvements in call center order entry and customer service software, Web applications to enable increased levels of customer self service and improved workforce management tools, and various processes integration and standardization of various business processes. A majority of these initiatives are expected to deliver productivity benefits in the third and fourth quarters of 2002. If BCE does not successfully implement these initiatives on a timely basis, BCE's profitability and return on capital could be adversely affected.

Revenue Initiatives

BCE seeks to increase its revenues by cross selling additional services to its existing customer base, making its services more compelling through value added content and applications and providing its business customers with data and network management services. If BCE is unable to realize these goals, BCE's growth prospects will be adversely affected which could have a material adverse effect on its revenues and results of operations. Demand for BCE's products and services are affected by factors such as technology development and innovation, sociodemographic trends, levels of business investment and general macro economic conditions.

Competition

The markets in which BCE carries on business are characterized by vigorous competition. BCE faces many competitors with substantial financial, marketing, personnel and technological resources. In some cases, competition results from competitors within the same market segment, as well as from other businesses and industries. In addition, while competitors of BCE already include both domestic and foreign entities, the number of foreign-based competitors with large resources may increase in the future.

Some industries in which BCE competes are consolidating. Mergers and acquisitions, as well as strategic alliances, restructurings, partnerships and joint ventures can create new and larger participants. Such transactions may result in stronger competitors with broad skills and significant resources. Furthermore, new competitors of BCE may emerge from time to time through the development of new technologies, products and services, and other factors.

Product pricing and customer service are under continued pressure while the necessity to reduce costs, manage expenses and generate productivity savings is ongoing. Competition may impact BCE's ability to retain existing and attract new customers, as well as affect revenues and network capacity. BCE must not only try to anticipate, but also respond promptly to, continuous and rapid developments in its businesses and markets.

Rapid Technological Change; New Services

The markets in which BCE operates are characterized by rapid technological change, evolving industry standards, changing client needs, frequent new product and service introductions and short product life cycles. The future success of BCE will depend in significant part on its ability to anticipate industry standards, successfully introduce new technologies, products and services and upgrade current products and services, and comply with emerging industry standards. Furthermore, as BCE seeks to deploy new products, services and technologies and update its networks to remain competitive, it may be exposed to incremental financial risks associated with newer technologies that are subject to accelerated obsolescence, or may be required to inject more capital than anticipated. The proposed deployment of new technologies, products and services may also be delayed due to factors beyond BCE's control. In addition, new technological innovations generally require a substantial financial investment before any assurance is available as to their commercial viability. There can be no assurance that BCE will be successful in developing and marketing new products and services or enhancements that will respond to technological change and achieve market acceptance. Furthermore, the introduction of new products or services employing new or evolving technologies could render existing products or services unmarketable, or cause prices of existing products or services to decrease.

Internet Growth

The prospects for growth in BCE revenues may be affected by the level of increases in Internet traffic. Internet traffic is driven by residential and business Internet usage and has overtaken the volume of voice telephony traffic on many routes. Growth in Internet traffic will depend on the development of bandwidth intensive applications that achieve market acceptance and the increasing use of the Internet as a medium for commerce and communications. Rapid growth in the use of the Internet and on-line services is a recent phenomenon, and may not continue. If Internet traffic does not grow or grows more slowly than expected, BCE's financial condition and results of operations could be materially adversely affected.

Network Failures

Network failures or mistakes in the provision of services could materially harm the business of BCE, including customer relationships and operating results. The operations of BCE are dependent upon its ability to protect its networks and equipment and the information stored in its data centers against damages that may be caused by fire, natural disaster, power loss, unauthorized intrusion, computer viruses, disabling devices, acts of war or terrorism and other similar events. There can be no assurance that such events would not result in a prolonged outage of the operations of BCE.

Holding Company Structure

BCE Inc. is a holding company with no material sources of income or assets of its own other than the interests that it has in its subsidiaries and associated companies. Substantially all of BCE Inc.'s operations are conducted through its subsidiaries and associated companies. BCE Inc.'s cash flow and, consequently, its ability to service its indebtedness and to pay dividends on its equity securities are dependent upon the ability of its subsidiaries and associated companies to pay dividends or otherwise make distributions to it. BCE Inc.'s subsidiaries and associated companies are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any dividends or make any other distributions to BCE Inc. In addition, any right of BCE Inc. to receive assets of its subsidiaries or associated companies upon their liquidation or reorganization will be structurally subordinated to the prior claims of creditors of such subsidiaries and associated companies.

Skilled Personnel

The success of BCE is largely dependent upon its ability to attract and retain highly skilled personnel and the loss of the services of key persons could materially harm its businesses and operating results.

Collective Bargaining Arrangements

A significant number of employees of BCE are represented by unions and covered by collective bargaining agreements. Renegotiation of existing collective agreements with unionized employees could lead to higher labour costs or work stoppages. Renegotiation difficulties or other labour unrest could have a material adverse effect on the businesses, operating results and financial condition of BCE.

Litigation and Changes in Laws

BCE is subject to risks related to pending or future litigation or regulatory initiatives or proceedings. In addition, changes in laws or regulations, or the adoption of new laws or regulations, could also have a material adverse effect on BCE's businesses, operating results and financial condition.

Risks Affecting the Bell Canada Segment

Ongoing Competition

With the advent of competition in the local service market in 1998, virtually all the businesses conducted by Bell Canada, Aliant and their subsidiaries and associated companies (collectively referred to as "Bell Canada" in this section) face ongoing competition. Bell Canada's competitors include major telecommunications companies, cable television companies, Internet companies, wireless service providers, competitive local exchange carriers and a variety of other companies that offer network services, such as providers of business information systems and systems integrators, as well as other companies that deal with, or have access to, customers through various communications networks. Long distance rates continue to be under pressure.

Cable television companies and a significant number of independent Internet service providers have created especially competitive conditions for Internet access services. Competitive pressure has led to Internet access pricing in Canada that is among the lowest in the world and largely independent of usage patterns. Costs to Bell Canada, however, are driven by the amount of network traffic a user generates and the location of the server that stores the Web site the user visits. Such costs are largely beyond Bell Canada's control and cannot be accurately predicted.

The Canadian wireless telecommunications industry is also highly competitive. Bell Mobility competes directly with other wireless service providers with aggressive product and service introductions, pricing and marketing. Bell Mobility expects competition to intensify through the development of new technologies, products and services, and through consolidations in the Canadian telecommunications industry.

Wireline Regulation

Bell Canada is subject to evolving regulatory policies in the form of decisions by various regulatory agencies including the CRTC, an agency of the Government of Canada responsible for regulating Canada's broadcasting and telecommunications systems. Many of these decisions balance competitor requests for access to the essential facilities and other network infrastructure of incumbent local exchange carriers (''ILECs'') such as Bell Canada with the rights of the ILECs to compete on a reasonably unencumbered basis. Also, Canadian telecommunications carriers and broadcast distribution enterprises seeking physical access to customers' facilities on reasonable terms have increasingly found themselves in disputes with property owners regarding access to private property or with municipalities with respect to access to public rights-of-way. On January 25, 2001, the CRTC issued Telecom Decision 2001-23 regarding the terms and conditions of access by a Canadian carrier to municipal property in the City of Vancouver, as well as the entitlement of the municipality to compensation for allowing the carrier to occupy municipal rights-of way. In its decision, the CRTC limited the municipality to recovery of incremental costs (as opposed to license fees) and thereby has significantly reduced the potential charges applicable to Bell Canada and other carriers. The CRTC's decision is currently under appeal. At this point in time, it is impossible to assess the financial implications of any final judicial decision.

In addition, the CRTC recently completed its review of the price cap regime which has been in force since January 1998 for the major incumbent telephone companies. The price cap decision includes a reduction in the rates that incumbent telephone companies charge their competitors for certain services. The new price cap regime recently introduced by the CRTC raises certain risks for Bell Canada. These risks include the following. First, the CRTC has established a deferral account as part of the new regulatory framework. The use of the deferral account is not yet determined thereby creating the risk of some unanticipated use that could have a negative impact on Bell Canada. Second, parties have until the end of August 2002 to appeal the price cap decision to the Federal cabinet. If competitors appeal the price cap decision, they may seek as part of that appeal a larger reduction in the rates they pay to Bell Canada. If competitors were to appeal and were successful in respect of the rate reduction issue, it could have a material adverse effect on the financial condition of Bell Canada.

Wireless Regulation

The operation of cellular, PCS and other radio-telecommunications systems in Canada is subject to initial licensing requirements and the oversight of Industry Canada, including caps on spectrum ownership and the conduct of wireless spectrum auctions. Spectrum licenses are issued at the discretion of the Minister of Industry pursuant to the *Radiocommunication Act*. Bell Mobility's current cellular and PCS licenses will expire on March 31, 2006. The recently awarded PCS spectrum auction licenses will expire on November 29, 2011. Industry Canada has the authority at any time to modify the license conditions applicable to the provision of such services in Canada to the extent necessary to ensure the efficient and orderly development of radiocommunication facilities and services in Canada. Industry Canada can revoke a license at any time for failure to comply with its terms. In early June 2002, Industry Canada released a public notice which announced the department's intent to initiate a process, with public consultation, that will lead to the development over the next few years of a renewed spectrum policy framework. It is expected that all aspects of the framework will be open to review, including license terms, conditions and fees. It is anticipated that Industry Canada will, at the end of this consultation period, give effect to its conclusions by making suitable amendments to existing license conditions. All Bell Mobility licenses are subject to the spectrum policy framework and therefore subject to the consultative process. The discussion of license fees will be specific to those licenses assigned to Bell Mobility outside of the auction process. This includes the original cellular license in Ontario and Québec and the original PCS license in Ontario and Québec.

New Wireless License Acquisitions; Wireless Network Expansion

Bell Mobility and certain of its competitors have successfully bid for additional spectrum licenses in early 2001. Some of the awarded licenses have enabled Bell Mobility to roll out wireless services in British Columbia and Alberta. The initial network built for Vancouver, Victoria, Edmonton, and Calgary is now complete. Bell Mobility expects to substantially complete the expansion of its western networks by the end of 2002. The expected level of expenditures associated with this network expansion could increase as Bell Mobility will seek to gain adequate network coverage and secure new customers. Some of Bell Mobility's competitors were awarded licenses in Bell Mobility's current operating regions thereby increasing the potential for competition and market share losses in such areas. Although the new licenses awarded to Bell Mobility provide it with the possibility to launch new technologies, services and applications and to geographically expand its operations, there can be no assurance that such additional licenses will result in the successful deployment of such new technologies, services and applications, a successful geographical expansion and, in general, in an improvement in Bell Mobility's financial condition and results of operations.

Use of Handsets in Vehicles

Media reports have suggested that the use of hand held cellular units by drivers in vehicles may, in certain circumstances, result in an increased rate of accidents on the road. It is possible that new legislation or regulations may be adopted in order to address these concerns. Any such legislation or regulations could adversely affect Bell Mobility and other wireless service providers through reduced network usage by subscribers in motor vehicles.

Radio Frequency Emission Concerns

Media reports have suggested that certain radio frequency emissions from cellular telephones may be linked to certain medical conditions such as cancer. In addition, certain interest groups have requested investigations into claims that digital transmissions from handsets used in connection with digital wireless technologies pose health concerns and cause interference with hearing aids and other medical devices. There can be no assurance that the findings of such studies will not have a material adverse effect on the business of Bell Mobility or will not lead to governmental regulation. The actual or perceived health risks of wireless communications devices could adversely affect wireless service providers through reduced subscriber growth, reduced network usage per subscriber, threat of product liability lawsuits or reduced availability of external financing to the wireless communications industry.

Bell ExpressVu

To date, Bell ExpressVu has funded operating losses through capital injections from BCE Inc. Bell ExpressVu may access external funding from other sources to achieve its business plan, thereby reducing the capital injections needed from BCE Inc. However, such access is based on a business plan that is subject to various assumptions and estimates, including subscriber base, average revenue per subscriber and costs for acquiring new subscribers. If the business plan is not achieved, greater losses than planned would occur, requiring Bell ExpressVu to seek additional financing. There is no assurance that Bell ExpressVu will be successful in obtaining such financing on favourable terms and conditions.

The success of Bell ExpressVu's DTH business strategy is subject to factors that are beyond its control and impossible to predict due, in part, to the limited history of digital DTH services in Canada. Consequently, the size of the Canadian market for digital DTH services, the rates of penetration of that market, the churn rate, the extent and nature of the competitive environment and the ability of Bell ExpressVu to meet revenue and cost expectations are uncertain. There is no assurance that Bell ExpressVu will be profitable in delivering its DTH services. In addition, Bell ExpressVu's DTH services are provided solely through the Nimiq Direct Broadcast Satellite operated by Telesat. Satellites are subject to significant risks, including manufacturing defects, destruction or damage that may prevent proper commercial use, or result in the loss of the satellite. Any such loss, manufacturing defects, damage or destruction of the satellite would have a material adverse impact on Bell ExpressVu's results of operations and financial condition. Bell ExpressVu is subject to regulation under programming and carriage requirements under the *Broadcasting Act.* Changes in such regulation could adversely affect the competitive posture of the services provided by Bell ExpressVu or its costs of providing services.

Risks Affecting Bell Globemedia

Dependence on Advertising

Advertising is related to economic growth and tends to follow Canadian gross domestic product. Accordingly, economic downturns may adversely impact Bell Globemedia's ability to maintain or generate revenue growth since its revenue base from the television, print and interactive sectors is largely dependent on advertising revenues.

Market Fragmentation

Market fragmentation in television broadcasting has increased over the last decade as a result of the introduction of additional television services, the extended reach of existing signals and the launch of new digital broadcasting services in the fall of 2001. Furthermore, new Web-based services available over the Internet are expected to provide alternative niche services to consumers, continuing the fragmentation of the viewing market. There can be no assurance that Bell Globemedia will be able to maintain or increase its current ability to reach television viewers with programming content that is satisfactory to the public, or that Bell Globemedia will be able to maintain or increase its current advertising revenues since advertising revenues depend in part on the reach and attractiveness of programming content.

New Print Competitors

Competition has intensified in the print sector, with the launch of the National Post in 1998 and the launch of several commuter papers in the Toronto market. Increased print competition has led to increased circulation and other costs and price competition on advertising, resulting in a decline in profit margins at The Globe and Mail. There can be no assurance that The Globe and Mail will revert to the level of profit margins which existed before such increased competition was introduced.

Broadcast Regulation

Each of CTV's conventional and specialty services operates under a license issued by the CRTC for a fixed term, up to seven years. These licenses are subject to the requirements of the *Broadcasting Act,* the regulations enacted thereunder, the policies and decisions of the CRTC, and the conditions and expectations established in each licensing or renewal decision. These requirements may change or be amended from time to time. License renewals are typically granted by the CRTC, although conditions of license and expectations are often varied or amended at the time of renewal. There can be no assurance that any such licenses will be renewed. In addition, any renewals, changes or amendments may have a material adverse effect on Bell Globemedia.

Risks Affecting BCE Emergis

Adoption of E-Commerce

In order for BCE Emergis to be successful, e-commerce must continue to be widely adopted in a timely manner. Because e-commerce, and transactions over the Internet in general, are new and evolving, it is difficult to predict the size of this market and its sustainable growth rate. Adoption of e-commerce has not been as fast as originally anticipated.

In order to build its recurring revenue base, the number of transactions that BCE Emergis processes must increase. This increase will depend on the rate at which its solutions are adopted by its customers and by its channel partners' customers (i.e. customers of its distributors). It will also depend on its ability to stimulate its channel partners, such as large financial institutions and insurance companies, in being pro-active and successful in selling BCE Emergis' solutions to their customers.

Operating Results

On April 5, 2002, BCE Emergis announced a plan to focus on key growth areas, drive recurring revenue growth and streamline its service offering and operating costs. Should BCE Emergis fail to successfully implement such plan, the results of operations of BCE Emergis could be materially adversely affected.

BCE Emergis' quarterly revenue is difficult to forecast since the market for e-commerce is rapidly evolving. The level of non-recurring revenue in any period is significantly affected by the economic environment and its impact on sales cycles, its ability to enter into new sales agreements, and by the announcements and product offerings of its competitors as well as alternative technologies.

Quarterly operating results of BCE Emergis have fluctuated in the past and BCE Emergis expects them to continue to fluctuate in the future. Volatility in quarterly results is mainly due to the level of non-recurring revenue.

Success of U.S. Operations

BCE Emergis is expanding its operations in the United States. BCE Emergis has limited experience in marketing, selling and supporting its services in other countries, including the United States. BCE Emergis may not be able to successfully market, sell, deliver and support its services in the United States. BCE Emergis will need to devote significant management and financial resources to its expansion in the United States. In particular, BCE Emergis will have to attract and retain experienced management and other personnel. Competition for such personnel is intense, particularly in the United States, and BCE Emergis may be unable to attract and retain qualified staff. If BCE Emergis is unable to expand its international operations successfully and in a timely manner, its business and operating results could be materially harmed.

CONSOLIDATED FINANCIAL STATEMENTS — BCE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the period ended June 30			
	Three months		Six months	
	2002	2001	2002	2001
	($ millions, except share amounts) (unaudited)			
Operating revenues	4,940	4,767	9,774	9,409
Operating expenses	2,995	2,943	6,017	5,871
Amortization expense	809	983	1,581	1,915
Net benefit plans credit	(12)	(31)	(18)	(64)
Restructuring and other charges (Note 4)	413	0	413	239
Total operating expenses	4,205	3,895	7,993	7,961
Operating income	735	872	1,781	1,448
Other income (Note 5)	228	92	230	3,957
Earnings from continuing operations before the under-noted items	963	964	2,011	5,405
Interest expense — long-term debt	249	239	494	474
— other debt	14	25	30	72
Total interest expense	263	264	524	546
Earnings from continuing operations before income taxes and non-controlling interest	700	700	1,487	4,859
Income taxes	244	327	537	1,360
Non-controlling interest	136	98	271	175
Earnings from continuing operations	320	275	679	3,324
Discontinued operations (Note 6)	(295)	(253)	(340)	(2,397)
Net earnings	25	22	339	927
Dividends on preferred shares	(14)	(16)	(27)	(34)
Net earnings applicable to common shares	11	6	312	893
Net earnings per common share — basic (Note 7)				
Continuing operations	0.38	0.32	0.81	4.07
Net earnings	0.01	0.01	0.39	1.11
Net earnings per common share — diluted (Note 7)				
Continuing operations	0.38	0.32	0.80	4.03
Net earnings	0.01	0.01	0.39	1.09
Dividends per common share	0.30	0.30	0.60	0.60
Average number of common shares outstanding (millions)	808.7	807.4	808.6	807.7
The following is a reconciliation of net earnings to reflect the impact of no longer amortizing goodwill and indefinite-life intangible assets effective January 1, 2002 (Refer to Note 1):				
Adjusted net earnings				
Net earnings, as reported	25	22	339	927
Amortization expense on goodwill and indefinite-life intangible assets	0	252	0	500
Net earnings, adjusted	25	274	339	1,427
Adjusted net earnings per common share				
Basic	0.01	0.32	0.39	1.72
Diluted	0.01	0.32	0.39	1.71

(1) Refer to Note 1 "Significant accounting policies" for basis of presentation.

CONSOLIDATED FINANCIAL STATEMENTS — BCE INC.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

	For the period ended June 30			
	Three months		Six months	
	2002	2001	2002	2001
	($ millions) (unaudited)			
Balance at beginning of period, as previously reported	761	1,861	712	1,339
Adjustment for change in accounting policy (Note 1)	(8,180)	0	(8,180)	0
Balance at beginning of period, as restated	(7,419)	1,861	(7,468)	1,339
Net earnings	25	22	339	927
Dividends — Preferred shares	(14)	(16)	(27)	(34)
— Common shares	(242)	(242)	(485)	(484)
	(256)	(258)	(512)	(518)
Premium on redemption of common and preferred shares	0	0	(6)	(108)
Other	1	2	(2)	(13)
Balance at end of period	(7,649)	1,627	(7,649)	1,627

CONSOLIDATED FINANCIAL STATEMENTS — BCE INC.

CONSOLIDATED BALANCE SHEETS

	June 30 2002	December 31 2001[1]
	(unaudited)	
	($ millions)	
ASSETS		
Current assets		
Cash and cash equivalents[2]	990	569
Accounts receivable	2,667	4,118
Other current assets	859	1,213
Total current assets	4,516	5,900
Investments	974	1,106
Capital assets	19,913	25,861
Future income taxes	668	1,031
Other long-term assets	3,135	3,363
Indefinite-life intangible assets	881	866
Goodwill	6,603	15,947
Total assets	36,690	54,074
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	3,400	5,792
Income and other taxes payable	188	681
Debt due within one year	4,505	5,263
Total current liabilities	8,093	11,736
Long-term debt	11,227	14,861
Future income taxes	746	924
Other long-term liabilities	3,107	4,129
Total liabilities	23,173	31,650
Non-controlling interest	4,828	5,625
SHAREHOLDERS' EQUITY		
Preferred shares	1,510	1,300
Common shareholders' equity		
Common shares[3]	13,836	13,827
Contributed surplus	980	980
Retained earnings (deficit)	(7,649)	712
Currency translation adjustment	12	(20)
Total common shareholders' equity	7,179	15,499
Total shareholders' equity	8,689	16,799
Total liabilities and shareholders' equity	36,690	54,074

(1) Refer to Note 1 "Significant accounting policies" for basis of presentation.

(2) At December 31, 2001, cash and cash equivalents include $233 million of restricted cash (nil at June 30, 2002). This amount represented BCE's share of Telecom Américas Ltd.'s cash used by it to collaterallize short-term bank loans of certain of its subsidiaries.

(3) At June 30, 2002, 808,993,300 (808,514,211 at December 31, 2001) BCE Inc. common shares and 21,339,404 (18,527,376 at December 31, 2001) BCE Inc. stock options were outstanding. The stock options were issued under BCE's Long-Term Incentive Stock Option Programs and are exercisable on a one-for-one basis for common shares of BCE Inc. Additionally, Teleglobe stock option holders will receive, upon exercise of their stock options, 0.91 of a BCE common share for each Teleglobe stock option held. At June 30, 2002, the Teleglobe stock options outstanding were exercisable into 7,478,924 BCE common shares (10,204,966 at December 31, 2001).

CONSOLIDATED FINANCIAL STATEMENTS — BCE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the period ended June 30			
	Three months		Six months	
	2002	2001	2002	2001
	(unaudited) ($ millions)			
Cash flows from operating activities				
Earnings from continuing operations	320	275	679	3,324
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities:				
Amortization expense	809	983	1,581	1,915
Restructuring and other charges	405	(28)	405	203
Gains and losses on reduction of ownership in subsidiaries and joint ventures and on disposal of investments	(164)	(24)	(164)	(3,891)
Future income taxes	(115)	(62)	(119)	343
Other items	32	(542)	120	(383)
Changes in non-cash working capital components	9	536	(648)	216
	1,296	1,138	1,854	1,727
Cash flows from investing activities				
Capital expenditures	(932)	(1,003)	(1,793)	(2,769)
Investments	(14)	(55)	(108)	(130)
Divestitures	307	57	455	4,594
Other items	17	(259)	(13)	(87)
	(622)	(1,260)	(1,459)	1,608
Cash flows from financing activities				
Increase (decrease) in notes payable and bank advances	515	(241)	486	(2,289)
Issue of long-term debt	43	385	1,295	1,276
Repayment of long-term debt	(403)	(440)	(503)	(728)
Issue of common shares	7	9	9	56
Purchase of common shares for cancellation	0	0	0	(191)
Issue of preferred shares	0	0	510	0
Redemption of preferred shares	0	0	(306)	0
Dividends paid on common and preferred shares	(253)	(258)	(503)	(518)
Issue of common shares, preferred shares, convertible debentures and equity-settled notes by subsidiaries to non-controlling interest	150	675	157	1,367
Redemption of preferred shares by subsidiaries	0	(210)	0	(346)
Dividends paid by subsidiaries to non-controlling interest	(116)	(74)	(187)	(151)
Other items	10	34	4	34
	(47)	(120)	962	(1,490)
Cash provided by (used in) continuing operations	627	(242)	1,357	1,845
Cash used in discontinued operations	(529)	(863)	(936)	(312)
Net increase (decrease) in cash and cash equivalents	98	(1,105)	421	1,533
Cash and cash equivalents at beginning of period	892	2,898	569	260
Cash and cash equivalents at end of period	990	1,793	990	1,793

(1) Refer to Note 1 "Significant accounting policies" for basis of presentation.

BCE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements as at December 31, 2001 and 2000 and for each of the years in the three-year period ended December 31, 2001, dated July 23, 2002.

1. SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), using the same accounting policies as outlined in Note 1 of the annual consolidated financial statements as at December 31, 2001 and 2000 and for each of the years in the three-year period ended December 31, 2001, dated July 23, 2002 except as noted below. Certain comparative figures in the consolidated financial statements have been reclassified to conform to the current period presentation.

Basis of presentation

All financial information for periods prior to the second quarter of 2002 were restated to reflect the accounting treatment of BCE's investments in Teleglobe Inc. (Teleglobe) and Bell Canada International Inc. (BCI) as discontinued operations (refer to Note 6 "Discontinued operations"), and the adoption of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1650 regarding the accounting treatment of foreign currency translation (refer to "Recent pronouncements").

In addition, effective in the second quarter of 2002, BCE ceased to consolidate the financial results of Teleglobe and BCI, and now holds these investments at cost. Refer to Note 6 "Discontinued operations" and Note 8 "Subsequent events".

Recent pronouncements

The CICA recently issued new Handbook Sections 1581, Business Combinations, and 3062, Goodwill and Other Intangible Assets. Effective July 1, 2001, the standards require that all business combinations be accounted for using the purchase method. Additionally, effective January 1, 2002, goodwill and intangible assets with an indefinite life are no longer being amortized to earnings and will be assessed for impairment on an annual basis in accordance with the new standards, including a transitional impairment test whereby any resulting impairment was charged to opening retained earnings. As of June 30, 2002, BCE's management had allocated its existing goodwill and intangible assets with an indefinite life to its reporting units and completed the assessment of the quantitative impact of the transitional impairment test on its financial statements. In the second quarter of 2002, an impairment of $8,180 million was charged to opening retained earnings as of January 1, 2002, as required by the transitional provisions of the new CICA Handbook Section 3062, relating to impaired goodwill of reporting units within Teleglobe ($7,516 million), Bell Globemedia ($545 million) and BCE Emergis ($119 million).

The following represents a reconciliation of the stated goodwill as at June 30, 2002:

	($ millions)
Goodwill, January 1, 2002	15,947
Transitional goodwill impairment charge	(8,652)
Goodwill acquired during the year	1,031
Deconsolidation of Teleglobe and BCI	(1,754)
Other	31
Goodwill, June 30, 2002	6,603

Effective January 1, 2002, BCE also adopted the revised recommendations of CICA Handbook Section 1650, Foreign Currency Translation. The standards require that all unrealized translation gains and losses on assets and liabilities denominated in foreign currencies be included in earnings for the year, including gains and losses on long-term monetary assets and liabilities, such as long-term debt, which were previously deferred and amortized on a straight-line basis over the remaining lives of the related items. These amendments were applied retroactively with restatement of prior periods. The cumulative effect as at January 1, 2002 was to decrease other long-term assets by $288 million, increase future income taxes by $27 million, decrease non-controlling interest by $70 million and decrease retained earnings by $191 million.

BCE also adopted the new recommendations of CICA Handbook Section 3870, Stock-based compensation and other stock-based payments, effective January 1, 2002. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities. For BCE, this Section applies to all awards granted on or after January 1, 2002. BCE has elected to account for employee stock options by measuring compensation cost for options as the excess, if any, of the quoted market price of BCE's common shares at the date of grant over the amount an employee must pay to acquire the common shares.

1. SIGNIFICANT ACCOUNTING POLICIES — (Continued)

The following outlines the impact and assumptions used if the compensation cost for BCE's stock options was determined under the fair value based method of accounting for awards granted on or after January 1, 2002.

	For the period ended June 30, 2002	
	Three Months	Six Months
Net earnings, as reported ($ millions)	25	339
Pro forma impact ($ millions)	(5)	(6)
Pro forma net earnings ($ millions)	20	333
Pro forma net earnings per common share (basic) ($)	0.01	0.38
Pro forma net earnings per common share (diluted) ($)	0.01	0.38
Assumptions used in Black Scholes options pricing model:		
Dividend yield	3.6%	3.2%
Expected volatility	30%	30%
Risk-free interest rate	5.2%	4.7%
Expected life (years)	4.5	4.5
Number of options granted	108,000	6,827,134
Weighted average fair value of options granted ($)	$8	$8

2. SEGMENTED INFORMATION

Effective April 24, 2002, BCE centers its activities around three core operating segments, based on products and services, reflecting the way that management classifies its operations for purposes of planning and performance management. The three core operating segments are the Bell Canada segment, Bell Globemedia and BCE Emergis. All other businesses are combined, for management purposes, in the BCE Ventures segment.

		For the three months ended June 30			
		Three months		Six months	
		2002	2001	2002	2001
		($ millions)			
Operating revenues					
Bell Canada	External	4,326	4,218	8,559	8,281
	Inter-segment	42	30	84	74
		4,368	4,248	8,643	8,355
Bell Globemedia	External	315	285	617	591
	Inter-segment	11	12	21	12
		326	297	638	603
BCE Emergis	External	104	118	197	220
	Inter-segment	38	41	77	82
		142	159	274	302
BCE Ventures	External	193	144	397	312
	Inter-segment	68	117	127	183
		261	261	524	495
Corporate and other	External	2	2	4	5
	Inter-segment	54	20	82	45
		56	22	86	50
Less: Inter-segment eliminations		(213)	(220)	(391)	(396)
Total operating revenues		4,940	4,767	9,774	9,409

2. SEGMENTED INFORMATION — (Continued)

	For the three months ended June 30			
	Three months		Six months	
	2002	2001	2002	2001
	($ millions)			
EBITDA[1]				
Bell Canada	1,850	1,719	3,610	3,354
Bell Globemedia	58	41	91	71
BCE Emergis	11	31	(9)	57
BCE Ventures	73	72	150	129
Corporate and other, including inter-segment eliminations	(47)	(39)	(85)	(73)
Total EBITDA	1,945	1,824	3,757	3,538
Net earnings applicable to common shares				
Bell Canada	359	330	680	492
Bell Globemedia	11	(40)	12	(73)
BCE Emergis	(62)	(75)	(77)	(166)
BCE Ventures	59	24	83	92
Corporate and other, including inter-segment eliminations	(47)	36	(19)	2,979
Total earnings from continuing operations	320	275	679	3,324
Discontinued operations	(295)	(253)	(340)	(2,397)
Dividends on preferred shares	(14)	(16)	(27)	(34)
Total net earnings applicable to common shares	11	6	312	893

(1) "EBITDA" is defined as operating revenues less operating expenses and therefore reflects earnings before interest, taxes, depreciation and amortization, as well as any non-recurring items. BCE uses "EBITDA", amongst other measures to assess the operating performance of its on-going businesses. The term "EBITDA" does not have a standardized meaning prescribed by Canadian GAAP and therefore may not be comparable to similarly titled measures presented by other publicly traded companies. EBITDA should not be construed as the equivalent of net cash flows from operating activities.

3. BUSINESS ACQUISITIONS AND DISPOSITIONS

BCE Acquisition of SBC's 20% interest in BCH

On June 28, 2002, BCE, Bell Canada Holdings Inc. (BCH) and entities controlled by SBC Communications Inc. (SBC) entered into agreements that will lead to the repurchase by BCE of SBC's 20% indirect interest in BCH, the holding company of Bell Canada, for approximately $6.3 billion.

Pursuant to these agreements, on June 28, 2002, BCH purchased for cancellation a portion of its outstanding shares from SBC for a purchase price of $1.3 billion, resulting in an increase in BCE's ownership in BCH to 83.5% and issued to SBC an interim note representing the purchase price. On July 15, 2002, BCE repaid the interim note by borrowing approximately $1.1 billion under a $3.3 billion two-year non-revolving credit agreement that was recently negotiated with a syndicate of banks, and issuing approximately nine million BCE Inc. common shares, by way of a private placement to SBC, for $250 million (approximately $27.63 per BCE Inc. common share). At the date of these financial statements, the purchase price allocation has not yet been finalized. The preliminary determination of goodwill is approximately $1 billion.

Pursuant to the terms of these agreements, BCE has the option (BCE option) to repurchase and SBC has the option (SBC option) to sell the remaining 16.5% interest in BCH, in each case at an aggregate price of approximately $5 billion. The BCE option can only be exercised between October 15, 2002 and November 15, 2002, whereas the SBC option can only be exercised between January 3, 2003 and February 3, 2003. BCE will exercise the BCE option within the prescribed period, and the transaction is expected to close on or before January 3, 2003, at BCE's discretion.

BCE intends to secure permanent financing for the remaining $5 billion repurchase price and the $1.1 billion drawn under the $3.3 billion non-revolving credit agreement, which would include:

- a second private placement to SBC of up to $250 million;
- a public common equity issue in the range of $1 billion to $1.5 billion;
- public long-term debt issues in the range of $2 billion to $2.5 billion;
- $1 billion to $2 billion accessed from Bell Canada, representing partial proceeds from the previously planned sale or securitization of Bell Canada's print directories business, with a substantial amount of the proceeds remaining at Bell Canada; and

3. BUSINESS ACQUISITIONS AND DISPOSITIONS — (Continued)

- $1 billion to $1.5 billion from internally generated sources.

In the event BCE does not secure financing for all of the remaining $5 billion repurchase price on or before January 3, 2003, BCE's current intention is to first draw down on the balance of $2.2 billion remaining on the two-year non-revolving credit agreement.

Although BCE does not currently intend to do so, should amounts drawn under the afore-mentioned credit agreement together with the permanent financing secured as set forth above be insufficient, BCE has the ability to borrow up to a total of approximately $3.2 billion from SBC through the issuance of promissory notes, for a period of up to eighteen months after the date of issuance.

As part of the agreements, BCE will also purchase, at face value, on or before December 31, 2004, $314 million of BCH Convertible Series B Preferred Securities previously purchased by SBC.

In connection with the arrangements described above, on June 28, 2002, BCH granted to SBC an option (BCH option) to purchase 20% of the then outstanding common shares of BCH at an exercise price of approximately $39.48 per share, representing an approximate 25% premium to the June 28, 2002 negotiated repurchase price of the BCH Shares, on a per share basis, exercisable no later than April 24, 2003.

Creation of Bell West Inc. (Bell West)

In April 2002, Bell Canada and Manitoba Telecom Services Inc. (MTS), a related party, combined their interests of the wireline assets of BCE Nexxia Inc. with Bell Intrigna Inc. in Alberta and British Columbia to create Bell West Inc. (Bell West), a company providing telecommunications services in those two provinces. Bell West operates under the Bell brand and is owned 60% by Bell Canada and 40% by MTS. The terms of the agreement between Bell Canada and MTS also include certain put and call options with respect to MTS's 40% ownership of Bell West.

The put options for MTS are as follows:

- In February 2004, MTS can sell its interest in Bell West to Bell Canada at a guaranteed floor value of $458 million plus incremental funding (including an 8% return on that incremental funding) invested by MTS going forward (floor value). In January 2007, MTS can sell its interest in Bell West to Bell Canada at fair market value less 12.5%. MTS can also sell its interest in Bell West to Bell Canada at fair market value less 12.5% upon the occurrence of certain change events affecting Bell West.

The call options for Bell Canada should MTS not exercise its put options are as follows:

- In March 2004, Bell Canada has the option to purchase MTS's interest at the greater of the floor value and fair market value. In February 2007, Bell Canada has the option to purchase MTS's interest at fair market value. Bell Canada can also purchase MTS's interest at fair market value upon a change of control of MTS to a party other than Bell Canada or its affiliates.

Creation of the Bell Nordiq Income Fund

In April 2002, Bell Canada announced the completion of an initial public offering of units of a newly created income fund (the Bell Nordiq Income Fund). The Fund acquired from Bell Canada a 36% interest in each of Télébec Limited Partnership and Northern Telephone Limited Partnership. Bell Canada retains management control over both partnerships and holds a 64% interest in the partnerships. Bell Canada received gross proceeds of approximately $324 million and recorded a gain on sale of $222 million.

4. RESTRUCTURING AND OTHER CHARGES

Write-down of Bell Canada's accounts receivable

Coincident with the development of a new billing platform, Bell Canada has adopted a new and more precise methodology to analyze the amount of receivables by customer as well as by service line and which permits a more accurate determination of the validity of customer balances to Bell Canada. This analysis indicated that as at June 30, 2002, a write-down of accounts receivable amounting to $272 million (BCE's share is $142 million on an after tax basis) is appropriate. As these amounts arose from legacy billing systems and processes, Bell Canada has carried out a detailed review of billings and adjustments for the period from 1997 to 2002. This review determined that these amounts arose as the cumulative result of a series of individually immaterial events and transactions pertaining to its legacy accounts receivable systems dating back to the early 1990's. Bell Canada has reflected a write-down in other charges in the period ended June 30, 2002.

BCE Emergis restructuring plan

BCE Emergis recorded a pre-tax charge of $119 million (BCE's share is $63 million on an after tax basis) in the second quarter of 2002, representing restructuring and other charges of $100 million and $19 million, respectively, related to the write-off of certain assets, employee severance and other employee costs, contract settlements and costs of leased properties no longer in use, which resulted primarily from the streamlining of BCE Emergis' service offerings and reduction in its operating cost structure. The restructuring program is expected to be substantially complete in 2002, and as at June 30, 2002, the remaining unpaid balance of this restructuring provision was $45 million.

5. OTHER INCOME

	For the period ended June 30			
	Three months		Six months	
	2002	2001	2002	2001
	($ millions)			
Gains (losses) on investments[a]	169	11	169	3,767
Other	59	81	61	190
Other income	228	92	230	3,957

(a) During the second quarter of 2002, other income included: (i) net gains on investments of $244 million, primarily from the creation of the Bell Nordiq Income Fund (refer to note 3); (ii) a $103 million loss, primarily on the write-down of BCE's remaining portfolio investment in Nortel Networks Corporation to $82 million at June 30, 2002; and (iii) a gain of $28 million resulting from the reorganization of BCE's investment in TMI Communications and Company Limited Partnership.

6. DISCONTINUED OPERATIONS

	For the period ended June 30			
	Three months		Six months	
	2002	2001	2002	2001
	($ millions)			
Teleglobe[a]	(104)	(172)	(149)	(2,431)
BCI[b]	(191)	(81)	(191)	34
Net loss from discontinued operations	(295)	(253)	(340)	(2,397)

(a) Teleglobe principally provides a range of international and domestic communication services. Until the second quarter of 2002, Teleglobe also provided, through its investment in Excel Communications group (Excel), retail telecommunications services such as long distance, paging and Internet services to residential and business customers in North America and the U.K. The results of operations of Teleglobe include an impairment charge of $2,049 million recorded in the first quarter of 2001 after completion of an assessment of the carrying value of Teleglobe's investment in Excel.

On April 24, 2002, BCE announced that it would cease further long-term funding to Teleglobe. BCE's decision was based on a number of factors, including a revised business plan and outlook of the principal operating segment of Teleglobe with associated funding requirements, a revised assessment of its prospects, and a comprehensive analysis of the state of its industry. In light of that decision, Teleglobe announced that it would pursue a range of financial restructuring alternatives, potential partnerships and business combinations. Also on April 24, 2002, all BCE-affiliated board members of Teleglobe tendered their resignation from the Teleglobe board. The effective result of these events was the exit by BCE of the Teleglobe business and the eventual material reduction in BCE's approximate 96% economic and voting interest in Teleglobe as a result of the ongoing restructuring of Teleglobe. Accordingly, effective April 24, 2002, BCE reclassified the financial results of Teleglobe as a discontinued operation. BCE's management completed its assessment of the net realizable value of BCE's interest in the net assets of Teleglobe and determined it to be nil, resulting in a loss from discontinued operations of $73 million, which is in addition to the transitional impairment charge of $7,516 million to opening retained earnings as at January 1, 2002, as required by the transitional provisions of the new CICA Handbook Section 3062 (refer to Note 1). The tax benefit associated with the capital loss on this investment has not been recognized in the financial statements as it has not yet been crystallized for tax purposes.

On May 15, 2002, Teleglobe and certain of its subsidiaries filed for court protection under insolvency statutes in Canada and the United States. Operating under court protection and with the assistance of a Monitor, appointed in the Canadian insolvency proceedings, Teleglobe has sought and received court approval of its decision to discontinue its hosting and certain other businesses, to proceed with the orderly shut-down of its Globesystem network and to proceed with a process for the sale of its remaining core telecom business. Such sale process is being conducted by the Monitor under court supervision. On July 18, 2002, Teleglobe announced that it had received ten offers for the purchase of its core telecommunications business and that it intended to proceed with more detailed negotiations with a select number of parties until August 12, 2002 when final offers are to be made. BCE has agreed to provide Teleglobe with short-term funding up to a maximum of US$118.6 million as part of the restructuring process. There can be no assurance that Teleglobe will be able to repay the amounts advanced by BCE or that realization of any security will be sufficient to repay BCE. Certain other subsidiaries of Teleglobe also filed for court protection in other jurisdictions, including the United Kingdom. It is not presently known when the court-supervised process will be concluded. BCE does not expect to realize any material amount from its investment in Teleglobe.

Since (i) BCE's management does not expect any future economic benefits from its approximate 96% economic and voting interest in Teleglobe, (ii) BCE has not guaranteed any of Teleglobe's obligations, and (iii) BCE has ceased further long-term funding to Teleglobe, BCE deconsolidated Teleglobe's financial results effective May 15, 2002, and now accounts for the investment at cost. Therefore, all future financial results of Teleglobe will not affect BCE's future financial results. The following are amounts relating to BCE's interest in

6. DISCONTINUED OPERATIONS — (Continued)

the net assets of Teleglobe on May 15, 2002: current assets of $1.4 billion, non-current assets of $4.3 billion, current liabilities of $3.6 billion, and non-current liabilities of $2.1 billion.

Refer to Note 8 (Subsequent events) for a description of the lending syndicate lawsuit filed against BCE.

(b) BCI develops and operates advanced communications companies in markets outside Canada, with a focus on Latin America. Effective January 1, 2002, BCE adopted a formal plan of disposal of its operations in BCI. Consequently, the results of BCI have been reported as discontinued operations. Refer to Note 8 (Subsequent events) for a description of the significant developments relating to BCI.

Amounts included in the consolidated balance sheets relating to discontinued operations are as follows:

	At June 30, 2002 and December 31, 2001	
	2002	2001
	($ millions)	
Current assets	0	1,957
Non-current assets	175	16,576
Current liabilities	0	(5,855)
Non-current liabilities	0	(5,250)
Net assets of discontinued operations	175	7,428

The summarized statements of operations for the discontinued operations are as follows:

	For the period ended June 30			
	Three months		*Six months*	
	2002	2001	2002	2001
	($ millions)			
Revenue	270	940	681	1,857
Operating loss from discontinued operations, net of tax	(49)	(213)	(83)	(2,716)
Gain (loss) on discontinued operations, net of tax	(264)	0	(264)	502
Non-controlling interest	18	(40)	7	(183)
Net loss from discontinued operations	(295)	(253)	(340)	(2,397)

7. EARNINGS PER SHARE DISCLOSURES

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per common share computations for earnings from continuing operations:

	For the period ended June 30			
	Three months		Six months	
	2002	2001	2002	2001
	($ millions)			
Earnings from continuing operations (numerator) ($ millions)				
Earnings from continuing operations	320	275	679	3,324
Dividends on preferred shares	(14)	(16)	(27)	(34)
Earnings from continuing operations — basic	306	259	652	3,290
Exercise of put options by CGI shareholders	3	0	6	(1)
Earnings from continuing operations — diluted	309	259	658	3,289
Weighted average number of common shares outstanding (denominator) (millions)				
Weighted average number of common shares outstanding — basic	808.7	807.4	808.6	807.7
Exercise of stock options	1.8	2.6	2.1	3.2
Exercise of put options by CGI shareholders	13.0	4.6	13.0	4.6
Weighted average number of common shares outstanding — diluted	823.5	814.6	823.7	815.5

8. SUBSEQUENT EVENTS

Teleglobe lending syndicate lawsuit

Certain members of the Teleglobe lending syndicate (the Plaintiffs) which advanced US$1.25 billion to Teleglobe and one of its subsidiaries filed a lawsuit against BCE Inc. in the Ontario Superior Court of Justice on July 12, 2002. The Plaintiffs seek damages from BCE Inc. in the aggregate amount of US$1.19 billion (together with interest and costs), which they allege is equal to the amount they advanced to Teleglobe and its subsidiary through the lending syndicate. The Plaintiffs' claim is based on several allegations, including that the actions and representations of BCE Inc. and its management in effect constituted a legal commitment of BCE Inc. that the advances would be repaid. The Plaintiffs represent approximately 95.2% of the US$1.25 billion of advances. While the final outcome of any legal proceeding cannot be predicted with certainty, based upon information currently available BCE Inc. is of the view that it has strong defences and it intends to vigorously defend its position. Refer to "Risk Factors — Risks Affecting BCE — Potential Adverse Impact of Teleglobe Creditors Litigation" in the MD&A for the second quarter of 2002.

Significant developments relating to BCI

On July 12, 2002 BCI shareholders and holders of BCI's 11% senior unsecured notes due September 2004 (the Noteholders) voted to approve a court-supervised plan of arrangement of BCI pursuant to section 192 of the Canada Business Corporations Act (the Plan of Arrangement). On July 17, 2002, BCI obtained court approval of the Plan of Arrangement, which includes the sale by BCI of its interest in Telecom Américas Ltd., through which BCI held the majority of its investments, to América Móvil S.A. de C.V. and, following the disposition of all assets of BCI and the determination of all claims against BCI, the liquidation of BCI and the final distribution to BCI's creditors and shareholders with the approval of the court and ultimately the dissolution of BCI. BCI expects to complete the sale of its interest in Telecom Américas Ltd. by the end of July 2002, and is currently proceeding, under court supervision, to implement the remaining elements of the Plan of Arrangement. As a result of these events, BCE deconsolidated BCI's financial results effective June 30, 2002, and now accounts for the investment at cost. Therefore, all future financial results of BCI will not affect BCE's future financial results. BCE recorded a charge of $191 million representing a write-down of its investment in BCI to its net realizable value, which was reported as a loss from discontinued operations.

APPENDIX A

RECONCILIATION OF EARNINGS REPORTED IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) TO UNITED STATES GAAP

The consolidated financial statements of BCE Inc. in the second quarter of 2002 have been prepared in accordance with Canadian GAAP. The tables below present a reconciliation of the statement of operations and total shareholders' equity reported in accordance with Canadian GAAP to United States GAAP.

STATEMENTS OF OPERATIONS

	For the six months ended June 30					
	2002			2001[1]		
	Canadian GAAP	U.S. GAAP adjustments	U.S. GAAP	Canadian GAAP	U.S. GAAP adjustments	U.S. GAAP
	($ millions, except share amounts)					
Operating revenues	9,774	0	9,774	9,409	0	9,409
Operating expenses[a]	6,017	(39)	5,978	5,871	8	5,879
Amortization expense[b]	1,581	0	1,581	1,915	7	1,922
Net benefit plans expense (credit)[c]	(18)	22	4	(64)	(43)	(107)
Restructuring and other charges	413	0	413	239	0	239
Total operating expenses	7,993	(17)	7,976	7,961	(28)	7,933
Operating income	1,781	17	1,798	1,448	28	1,476
Other income[d][i]	230	(13)	217	3,957	17	3,974
Interest expense — long-term debt	494	0	494	474	0	474
— other debt	30	0	30	72	0	72
Total interest expense	524	0	524	546	0	546
Earnings from continuing operations before income taxes and non-controlling interest	1,487	4	1,491	4,859	45	4,904
Income taxes[e]	537	(1)	536	1,360	68	1,428
Non-controlling interest[f]	271	2	273	175	3	178
Earnings from continuing operations	679	3	682	3,324	(26)	3,298
Discontinued operations[g]	(340)	198	(142)	(2,397)	129	(2,268)
Net earnings before cumulative effect of change in accounting policy	339	201	540	927	103	1,030
Cumulative effect of change in accounting policy[j]	0	(7,268)	(7,268)	0	0	0
Net earnings (loss)	339	(7,067)	(6,728)	927	103	1,030
Dividends on preferred shares	(27)	0	(27)	(34)	0	(34)
Net earnings (loss) applicable to common shares	312	(7,067)	(6,755)	893	103	996
Other comprehensive earnings (loss) items						
Change in currency translation adjustment			32			(37)
Change in unrealized gain on investments[h]			4			(171)
United States GAAP						
Comprehensive earnings (loss)			(6,719)			788

	For the six months ended June 30					
	2002			2001[1]		
	Canadian GAAP	U.S. GAAP adjustments	U.S. GAAP	Canadian GAAP	U.S. GAAP adjustments	U.S. GAAP
	($ millions, except share amounts)					
Net earnings (loss) per common share — basic						
Continuing operations			0.81			4.04
Net earnings			(8.35)			1.23
Net earnings (loss) per common share — diluted						
Continuing operations			0.80			4.00
Net earnings			(8.35)			1.22
Dividends per common share			0.60			0.60
Average number of common shares outstanding (millions)			808.6			807.7
Adjusted net earnings (loss)[k]						
Net earnings (loss), as reported			(6,728)			1,030
Amortization expense on goodwill and indefinite-life intangible assets			0			472
Net earnings (loss), adjusted			(6,728)			1,502
Adjusted net earnings (loss) per common share						
Basic			(8.35)			1.82
Diluted			(8.35)			1.80

(1) Certain comparative figures have been reclassified to conform to the current year presentation.

STATEMENTS OF OPERATIONS (Continued)

	For the three months ended June 30					
	2002			2001[1]		
	Canadian GAAP	U.S. GAAP adjustments	U.S. GAAP	Canadian GAAP	U.S. GAAP adjustments	U.S. GAAP
	($ millions, except share amounts)					
Operating revenues	4,940	0	4,940	4,767	0	4,767
Operating expenses[a]	2,995	(12)	2,983	2,943	7	2,950
Amortization expense[b]	809	0	809	983	6	989
Net benefit plans expense (credit)[c]	(12)	32	20	(31)	(21)	(52)
Restructuring and other charges	413	0	413	0	0	—
Total operating expenses	4,205	20	4,225	3,895	(8)	3,887
Operating income	735	(20)	715	872	8	880
Other income[d][i]	228	28	256	92	(18)	74
Interest expense — long-term debt	249	0	249	239	0	239
— other debt	14	0	14	25	0	25
Total interest expense	263	0	263	264	0	264
Earnings from continuing operations before income taxes and non-controlling interest	700	8	708	700	(10)	690
Income taxes[e]	244	2	246	327	(355)	(28)
Non-controlling interest[f]	136	(1)	135	98	(7)	91
Earnings from continuing operations	320	7	327	275	352	627
Discontinued operations[g]	(295)	0	(295)	(253)	1	(252)
Net earnings	25	7	32	22	353	375
Dividends on preferred shares	(14)	0	(14)	(16)	0	(16)
Net earnings applicable to common shares	11	7	18	6	353	359
Other comprehensive earnings (loss) items						
Change in currency translation adjustment			47			(423)
Change in unrealized gain on investments[h]			4			(53)
United States GAAP Comprehensive earnings (loss)			69			(117)
Net earnings per common share — basic						
Continuing operations			0.39			0.76
Net earnings			0.02			0.44
Net earnings per common share — diluted						
Continuing operations			0.38			0.75
Net earnings			0.02			0.44
Dividends per common share			0.30			0.30
Average number of common shares outstanding (millions)			808.7			807.4
Adjusted net earnings[k]						
Net earnings, as reported			32			375
Amortization expense on goodwill and indefinite-life intangible assets			0			236
Net earnings, adjusted			32			611
Adjusted net earnings per common share						
Basic			0.02			0.74
Diluted			0.02			0.73

(1) Certain comparative figures have been reclassified to conform to the current year presentation.

STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE EARNINGS (LOSS)

	June 30 2002	December 31 2001
	($ millions)	
Change in currency translation adjustment	12	(20)
Change in unrealized gain on investments[h]	4	(10)
Accumulated Other Comprehensive earnings (loss)	16	(30)

RECONCILIATION OF TOTAL SHAREHOLDERS' EQUITY

	June 30 2002	December 31 2001
	($ millions)	
Canadian GAAP	8,689	16,799
Adjustments		
Pre-operating expenses and subscriber acquisition costs[a]	(485)	(523)
Purchase price adjustment[b]	0	(768)
Employee future benefits[c]	176	198
Gain on disposal of investments and on reduction of ownership in subsidiary companies[d]	163	163
Other	(13)	(1)
Tax effect of the above adjustments[e]	19	18
Non-controlling interest effect of the adjustments[f]	19	21
Discontinued operations[g]	0	(342)
Change in unrealized gain on investments[h]	4	(10)
United States GAAP	8,572	15,555

(a) Pre-operating expenses and subscriber acquisition costs

Under Canadian GAAP, pre-operating expenses, if they meet certain criteria, and subscriber acquisition costs can be deferred and amortized. Under United States GAAP, these costs are expensed as incurred.

(b) Goodwill

Under Canadian GAAP, the aggregate purchase price on acquisitions is based on the market value price for a reasonable period before and after the date of acquisition. Under United States GAAP, the aggregate purchase price on acquisitions is based on the market price for a reasonable period before and after the date of the transaction's announcement. The difference in the purchase price under Canadian and United States GAAP creates a difference in the amount of purchase price allocated to goodwill. Refer to Note (j) "recent pronouncements".

(c) Employee future benefits

The accounting for employee future benefits is, in all material respects, consistent under Canadian and United States GAAP, except for the recognition of certain unrealized gains.

(d) Gain on disposal of investments and on reduction of ownership in subsidiary companies

Under Canadian and United States GAAP, gains on disposal of investments and on reduction of ownership in subsidiary companies are calculated in a similar manner. However, Canadian and United States GAAP differences will cause the underlying carrying value of the investment to be different, and therefore, the resulting gain to be different.

(e) Income taxes

The accounting for income taxes is, in all material respects, consistent under Canadian and United States GAAP except that under Canadian GAAP, income tax rates of substantively enacted tax law can be used to calculate deferred income tax assets and liabilities while under United States GAAP, only income tax rates of enacted tax law can be used. In the second quarter of 2001, income tax rates became enacted, and as a result, the Canadian and United States GAAP difference reversed.

(f) Non-controlling interest

The non-controlling interest adjustment represents the non-controlling interest impact of the above US GAAP adjustments.

(g) Discontinued operations

Differences between Canadian and United States GAAP will cause the historical carrying values of the net assets of discontinued operations to be different.

(h) Change in unrealized gain on investments

Under United States GAAP, BCE's portfolio investments would be classified as ''available-for-sale'' and carried at fair value with any unrealized gains or losses included in other comprehensive earnings, net of tax.

(i) Accounting for derivative instruments and hedging activities (FAS 133)

Under US GAAP all derivatives must be recorded on the balance sheet at fair value. In addition, the change in fair value of derivatives used as economic hedges that are not accorded hedge accounting under US GAAP is reported in net earnings.

(j) Recent pronouncements

The Financial Accounting Standards Board (FASB) recently issued new Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. Effective July 1, 2001, the standards require that all business combinations be accounted for using the purchase method. Additionally, effective January 1, 2002, goodwill and intangible assets with an indefinite life will no longer be amortized to earnings and will be assessed for impairment on an annual basis in accordance with the new standards, including a transitional impairment test. As of June 30, 2002, BCE's management had allocated its existing goodwill and intangible assets with an indefinite life to its reporting units and completed the assessment of the quantitative impact of the transitional impairment test measured as at January 1, 2002 on its financial statements. In performing the transitional impairment test, BCE estimated the fair value of its reporting units based on the present value of expected future cash flows and compared such fair values to those implied by public company trading multiples. As a result, a transitional impairment loss of $7,268 million, arising from the transitional goodwill impairment test, was determined in the second quarter of 2002 and recorded as a cumulative effect of a change in accounting policy as of January 1, 2002, as required by the transitional provisions of the new FASB Standard No. 142, relating to impaired goodwill of reporting units within Teleglobe ($6,604 million), Bell Globemedia ($545 million) and BCE Emergis ($119 million).

The FASB recently issued new Standard No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, which is effective for fiscal years beginning after December 15, 2001 and addresses how to account for and report impairments or disposals of long-lived assets. An impairment loss is to be recorded on long-lived assets being held or used when the carrying amount of the asset is not recoverable from its undiscounted cash flows. The impairment loss is equal to the difference between the asset's carrying amount and estimated fair value. Long-lived assets to be disposed of by other than a sale for cash are to be accounted for and reported like assets being held or used except the impairment loss is recognized at the time of the disposition. Long-lived assets to be disposed of by sale are to be recorded at the lower of their carrying amount or estimated fair value (less costs to sell) at the time the plan of disposition has been approved and committed to by the appropriate company management. In addition, depreciation is to cease at the same time. BCE's management does not expect the adoption of this standard to have a significant impact on its future consolidated financial results.

(k) Adjusted Net earnings

The adjusted net earnings is a reconciliation to reflect the impact of no longer amortizing goodwill and indefinite-life intangible assets effective January 1, 2002. Refer to note (j) ''Recent Pronouncements''.

Appendix A – Reconciliation of Earnings Reported in Accordance with Canadian Generally Accepted Accounting Principles (GAAP) to United States GAAP

The consolidated financial statements of BCE Inc. in the second quarter of 2002 have been prepared in accordance with Canadian GAAP. The tables below present a reconciliation of the statement of operations and total shareholders' equity reported in accordance with Canadian GAAP to United States GAAP.

STATEMENTS OF OPERATIONS

	2002			2001 [1]		
For the six months ended June 30 ($ millions, except share amounts) (unaudited)	**Canadian GAAP**	U.S. GAAP adjustments	**U.S. GAAP**	**Canadian GAAP**	U.S. GAAP adjustments	**U.S. GAAP**
Operating revenues	**9,774**	0	**9,774**	**9,409**	0	**9,409**
Operating expenses (a)	**6,017**	(39)	**5,978**	**5,871**	8	**5,879**
Amortization expense (b)	**1,581**	0	**1,581**	**1,915**	7	**1,922**
Net benefit plans expense (credit) (c)	**(18)**	22	**4**	**(64)**	(43)	**(107)**
Restructuring and other charges	**413**	0	**413**	**239**	0	**239**
Total operating expenses	**7,993**	(17)	**7,976**	**7,961**	(28)	**7,933**
Operating income	**1,781**	17	**1,798**	**1,448**	28	**1,476**
Other income (d) (i)	**230**	(13)	**217**	**3,957**	17	**3,974**
Interest expense - long-term debt	**494**	0	**494**	**474**	0	**474**
- other debt	**30**	0	**30**	**72**	0	**72**
Total interest expense	**524**	0	**524**	**546**	0	**546**
Earnings from continuing operations before income taxes and non-controlling interest	**1,487**	4	**1,491**	**4,859**	45	**4,904**
Income taxes (e)	**537**	(1)	**536**	**1,360**	68	**1,428**
Non-controlling interest (f)	**271**	2	**273**	**175**	3	**178**
Earnings from continuing operations	**679**	3	**682**	**3,324**	(26)	**3,298**
Discontinued operations (g)	**(340)**	198	**(142)**	**(2,397)**	129	**(2,268)**
Net earnings before cumulative effect of *change in accounting policy*	**339**	201	**540**	**927**	103	**1,030**
Cumulative effect of change in accounting policy (j)	**0**	(7,268)	**(7,268)**	**0**	0	**0**
Net earnings (loss)	**339**	(7,067)	**(6,728)**	**927**	103	**1,030**
Dividends on preferred shares	**(27)**	0	**(27)**	**(34)**	0	**(34)**
Net earnings (loss) applicable to common shares	**312**	(7,067)	**(6,755)**	**893**	103	**996**
Other comprehensive earnings (loss) items						
Change in currency translation adjustment			**32**			**(37)**
Change in unrealized gain on investments (h)			**4**			**(171)**
United States GAAP Comprehensive earnings (loss)			**(6,719)**			**788**
Net earnings (loss) per common share - basic						
Continuing operations			**0.81**			**4.04**
Net earnings			**(8.35)**			**1.23**
Net earnings (loss) per common share - diluted						
Continuing operations			**0.80**			**4.00**
Net earnings			**(8.35)**			**1.22**
Dividends per common share			**0.60**			**0.60**
Average number of common shares outstanding (millions)			**808.6**			**807.7**
Adjusted net earnings (loss) (k)						
Net earnings (loss), as reported			**(6,728)**			**1,030**
Amortization expense on goodwill and other intangible assets			**0**			**472**
Net earnings (loss), adjusted			**(6,728)**			**1,502**
Adjusted net earnings (loss) per common share						
Basic			**(8.35)**			**1.82**
Diluted			**(8.35)**			**1.80**

[1] Certain comparative figures have been reclassified to conform to the current year presentation.

Appendix A – Reconciliation of Earnings Reported in Accordance with Canadian Generally Accepted Accounting Principles (GAAP) to United States GAAP

STATEMENTS OF OPERATIONS (Continued)

	2002			2001 [1]		
For the three months ended June 30 ($ millions, except share amounts) (unaudited)	**Canadian GAAP**	U.S. GAAP adjustments	**U.S. GAAP**	**Canadian GAAP**	U.S. GAAP adjustments	**U.S. GAAP**
Operating revenues	**4,940**	0	**4,940**	**4,767**	0	**4,767**
Operating expenses (a)	**2,995**	(12)	**2,983**	**2,943**	7	**2,950**
Amortization expense (b)	**809**	0	**809**	**983**	6	**989**
Net benefit plans expense (credit) (c)	**(12)**	32	**20**	**(31)**	(21)	**(52)**
Restructuring and other charges	**413**	0	**413**	**0**	0	**-**
Total operating expenses	**4,205**	20	**4,225**	**3,895**	(8)	**3,887**
Operating income	**735**	(20)	**715**	**872**	8	**880**
Other income (d) (i)	**228**	28	**256**	**92**	(18)	**74**
Interest expense - long-term debt	**249**	0	**249**	**239**	0	**239**
- other debt	**14**	0	**14**	**25**	0	**25**
Total interest expense	**263**	0	**263**	**264**	0	**264**
Earnings from continuing operations before income taxes and non-controlling interest	**700**	8	**708**	**700**	(10)	**690**
Income taxes (e)	**244**	2	**246**	**327**	(355)	**(28)**
Non-controlling interest (f)	**136**	(1)	**135**	**98**	(7)	**91**
Earnings from continuing operations	**320**	7	**327**	**275**	352	**627**
Discontinued operations (g)	**(295)**	0	**(295)**	**(253)**	1	**(252)**
Net earnings	**25**	7	**32**	**22**	353	**375**
Dividends on preferred shares	**(14)**	0	**(14)**	**(16)**	0	**(16)**
Net earnings applicable to common shares	**11**	7	**18**	**6**	353	**359**
Other comprehensive earnings (loss) items						
Change in currency translation adjustment			**47**			**(423)**
Change in unrealized gain on investments (h)			**4**			**(53)**
United States GAAP						
Comprehensive earnings (loss)			**69**			**(117)**
Net earnings per common share - basic						
Continuing operations			**0.39**			**0.76**
Net earnings			**0.02**			**0.44**
Net earnings per common share - diluted						
Continuing operations			**0.38**			**0.75**
Net earnings			**0.02**			**0.44**
Dividends per common share			**0.30**			**0.30**
Average number of common shares outstanding (millions)			**808.7**			**807.4**
Adjusted net earnings (k)						
Net earnings, as reported			32			375
Amortization expense on goodwill and other intangible assets			0			236
Net earnings, adjusted			32			611
Adjusted net earnings (loss) per common share						
Basic			**0.02**			**0.74**
Diluted			**0.02**			**0.73**

[1] Certain comparative figures have been reclassified to conform to the current year presentation.

Appendix A – Reconciliation of Earnings Reported in Accordance with Canadian Generally Accepted Accounting Principles (GAAP) to United States GAAP

STATEMENTS OF ACCUMULATED OTHER COMPREHENSIVE EARNINGS (LOSS)

($ millions) (unaudited)	**June 30 2002**	December 31 2001
Change in currency translation adjustment	**12**	(20)
Change in unrealized gain on investments (h)	**4**	(10)
Accumulated Other Comprehensive earnings (loss)	**16**	(30)

RECONCILIATION OF TOTAL SHAREHOLDERS' EQUITY

($ millions) (unaudited)	**June 30 2002**	December 31 2001
Canadian GAAP	**8,689**	16,799
Adjustments		
Pre-operating expenses and subscriber acquisition costs (a)	**(485)**	(523)
Purchase price adjustment (b)	**0**	(768)
Employee future benefits (c)	**176**	198
Gain on disposal of investments and on reduction of ownership in subsidiary companies (d)	**163**	163
Other	**(13)**	(1)
Tax effect of the above adjustments (e)	**19**	18
Non-controlling interest effect of the above adjustments (f)	**19**	21
Discontinued operations (g)	**0**	(342)
Change in unrealized gain on investments (h)	**4**	(10)
United States GAAP	**8,572**	15,555

(a) Pre-operating expenses and subscriber acquisition costs
Under Canadian GAAP, pre-operating expenses, if they meet certain criteria, and subscriber acquisition costs can be deferred and amortized. Under United States GAAP, these costs are expensed as incurred.

(b) Goodwill
Under Canadian GAAP, the aggregate purchase price on acquisitions is based on the market value price for a reasonable period before and after the date of acquisition. Under United States GAAP, the aggregate purchase price on acquisitions is based on the market price for a reasonable period before and after the date of the transaction's announcement. The difference in the purchase price under Canadian and United States GAAP creates a difference in the amount of purchase price allocated to goodwill. Refer to Note (j) "Recent pronouncements".

(c) Employee future benefits
The accounting for employee future benefits is, in all material respects, consistent under Canadian and United States GAAP, except for the recognition of certain unrealized gains.

(d) Gain on disposal of investments and on reduction of ownership in subsidiary companies
Under Canadian and United States GAAP, gains on disposal of investments and on reduction of ownership in subsidiary companies are calculated in a similar manner. However, Canadian and United States GAAP differences will cause the underlying carrying value of the investment to be different, and therefore, the resulting gain to be different.

(e) Income taxes
The accounting for income taxes is, in all material respects, consistent under Canadian and United States GAAP except that under Canadian GAAP, income tax rates of substantively enacted tax law can be used to calculate deferred income tax assets and liabilities while under United States GAAP, only income tax rates of enacted tax law can be used. In the second quarter of 2001, income tax rates became enacted, and as a result, the Canadian and United States GAAP difference reversed.

Appendix A – Reconciliation of Earnings Reported in Accordance with Canadian Generally Accepted Accounting Principles (GAAP) to United States GAAP

(f) Non-controlling interest
The non-controlling interest adjustment represents the non-controlling interest impact of the above US GAAP adjustments.

(g) Discontinued operations
Differences between Canadian and United States GAAP cause the historical carrying values of the net assets of discontinued operations to be different.

(h) Change in unrealized gain on investments
Under United States GAAP, BCE's portfolio investments would be classified as "available-for-sale" and carried at fair value with any unrealized gains or losses included in other comprehensive earnings, net of tax.

(i) Accounting for derivative instruments and hedging activities (FAS 133)
Under U.S. GAAP, all derivatives must be recorded on the balance sheet at fair value. In addition the change in fair value of derivatives used as economic hedges that are not accorded hedge accounting, under US GAAP are reported in net earnings.

(j) Recent pronouncements
The Financial Accounting Standards Board (FASB) recently issued new Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. Effective July 1, 2001, the standards require that all business combinations be accounted for using the purchase method. Additionally, effective January 1, 2002, goodwill and intangible assets with an indefinite life will no longer be amortized to earnings and will be assessed for impairment on an annual basis in accordance with the new standards, including a transitional impairment test. As of June 30, 2002, BCE's management had allocated its existing goodwill and intangible assets with an indefinite life to its reporting units and completed the assessment of the quantitative impact of the transitional impairment test measured as at January 1, 2002 on its financial statements. In performing the transitional impairment test, BCE estimated the fair value of its reporting units based on the present value of expected future cash flows and compared such fair values to those implied by public company trading multiples. As a result, a transitional impairment loss of $7,268 million, arising from the transitional goodwill impairment test, was determined in the second quarter of 2002 and recorded as a cumulative effect of a change in accounting policy as of January 1, 2002, as required by the transitional provisions of the new FASB Standard No. 142, relating to impaired goodwill of reporting units within Teleglobe ($6,604 million), Bell Globemedia ($545 million) and BCE Emergis ($119 million).

The FASB recently issued new Standard No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, which is effective for fiscal years beginning after December 15, 2001 and addresses how to account for and report impairments or disposals of long-lived assets. An impairment loss is to be recorded on long-lived assets being held or used when the carrying amount of the asset is not recoverable from its undiscounted cash flows. The impairment loss is equal to the difference between the asset's carrying amount and estimated fair value. Long-lived assets to be disposed of by other than a sale for cash are to be accounted for and reported like assets being held or used except the impairment loss is recognized at the time of the disposition. Long-lived assets to be disposed of by sale are to be recorded at the lower of their carrying amount or estimated fair value (less costs to sell) at the time the plan of disposition has been approved and committed to by the appropriate company management. In addition, depreciation is to cease at the same time. BCE's management does not expect the adoption of this standard to have a significant impact on its future consolidated financial results.

(k) Adjusted net earnings
The adjusted net earnings is a reconciliation of net earnings to reflect the impact of no longer amortizing goodwill and indefinite-life intangible assets effective January 1, 2002. Refer to note (j) "Recent pronouncements".

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.



Michael T. Boychuk
Corporate Treasurer

Date: July 24, 2002